Registration No 333- ____________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NACEL ENERGY CORPORATION
(Exact name of Registrant as specified in its charter)

Wyoming	4911	20-4315791
(State or other Jurisdiction of Incorporation	(Primary Standard Industrial	(IRS Employer I.D. No.)
Or organization)	Classification Code Number)

Paul Turner, President
9375 E Shea Blvd Ste 100	9375 E. Shea Blvd, Ste 100
Scottsdale, Arizona 85260	Scottsdale, Arizona 85260
Telephone (602) 235-0355	Telephone (602) 235-0355

(Address, including zip code, and telephone	(Name, address, including zip code, and
Number, including area code, of registrant’s	telephone number, including area code,
Principal executive offices)	of agent for service)

Copies of Communications to:

Patrick J. Russell, Eq.
Allen & Vellone, P.C.
1600 Stout Street, Suite 1100
Denver, Colorado 80202
Telephone: (303) 534-4499
Facsimile: (303) 893-8332

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended, check here:   ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Share (3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.01 par value(4)	1,200,000	$0.75	$900,000	$82.80
Common Stock, $0.01 par value(5)	3,500,000	$0.90	$3,150,000	$289.80
Common Stock, $0.01 par value(6)	83,333	$0.90	$75,000	$6.90
Totals	4,783,333		$4,125,000	$379.50

(1)
All of the shares are offered by the Selling Shareholders. Accordingly, this Registration Statement includes an indeterminate number of additional shares of common stock issuable for no additional consideration pursuant to any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration, which results in an increase in the number of outstanding shares of our common stock. In the event of a stock split, stock dividend or similar transaction involving our common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933.

(2)
The number of shares included in this Registration Statement is based upon the maximum number of shares issuable as of the date of the registration rights agreement upon the conversion of the Note and upon the exercise of the subject warrants, which is a good faith estimate of the maximum number of shares of common stock issuable pursuant to the Note and the subject warrants..

(3)	In accordance with Rule 457, the offering price uses a applicable fixed payment amount for purposes of calculating the registration fee.

(4)
Represents the maximum number of shares of common stock issuable upon conversion of the principal amount of Senior Secured Convertible Note due December 1, 2010 issued by us to the selling shareholder (the “Note”).

(4)
Represents the number of shares of common stock issuable upon exercise of  the Class A Warrant, the Class B Warrant and the Class C Warrant (the “Warrants”) issued by us to the selling shareholder herein.

(5)	Represents the number of shares of common stock issuable upon exercise of Class A Warrant issued to placement agent in connection with the private placement of the Note and Warrants.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

+The information in this Prospectus is not complete and may be changed. The Selling Shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED December 31, 2009

PROSPECTUS

NACEL ENERGY CORPORATION

4,783,333 Shares of Common Stock

This prospectus relates to the offer and sale from time to time by the selling shareholders (the “Selling Shareholders”) identified in this prospectus of up to 4,783,333 shares of our common stock (the “Shares”).  The shares being offered under this prospectus are comprised of:

·	An aggregate of up to 1,200,000 shares of our common stock which may be issued to a Selling Shareholder upon conversion of a $900,000 Senior Secured Convertible Note due December 1, 2010 (the “Note”);

·
An aggregate of up to 3,500,000 shares of our common stock which may be issued to a Selling Shareholder upon the exercise of our outstanding Class A Warrant, Class B Warrant and Class C Warrant (collectively, the “Warrants”); and

·	An aggregate of up to 83,333 shares of our common stock which may be issued upon exercise of a Class A Warrant issued to the placement agent.

We are filing the Registration Statement of which this prospectus is a part to register additional shares in order to fulfill contractual obligations which we undertook at the time of the original issuance of the Note and the Warrants.

We will not receive any of the proceeds from the sale of our common stock by the selling shareholders. We will pay the expenses of registering these shares. However, we will receive proceeds if the Warrants are exercised; to the extent we receive such proceeds, they will be used for working capital purposes.

Our common stock is quoted on the Over-the-Counter Bulletin Board (“OTCBB”) and trades under the symbol “NCEN”.  On December 30, 2009, the closing price of the common stock, as quoted on the OTCBB, was $0.60.

Investing in our common stock is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of this prospectus before making a decision to purchase our common stock.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ______________, 2009

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

PROSPECTUS SUMMARY

This summary highlights information set forth in greater detail elsewhere in this prospectus. It may not contain all information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” beginning on page 6, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 19 and our historical financial statements and related notes included elsewhere in this prospectus.

Unless we state otherwise or the context indicates otherwise, references to “Nacel Energy,” “Company,” “we,” “us,” and “our” in this prospectus refer to Nacel Energy Corporation and its wholly-owned subsidiaries.

Our Company

We are a development stage wind power generation company engaged in the business of developing wind power generation facilities from “green field” (or blank state) up to and including operation. Our domestic development efforts are primarily focused upon wind power generation facilities in the 10 MW to 30 MW range. We have not ruled out the possibility of larger projects including internationally.

We currently have six (6) wind energy projects totaling 120 MW or more of potential capacity located on approximately 7,015 acres of land located in the Panhandle area of Texas and northern Arizona. We are also engaged in efforts to locate and evaluate other “green field” sites for development of additional wind power generation facilities. We do not have any wind energy projects in operation currently and it is estimated that it will be up to 12 to 24 months before any of our projects may become operational, which requires that we obtain substantial additional financing and/or equity.

Our principal executive office is located at 9375 E. Shea Blvd., Suite 100, Scottsdale, Arizona 85260. Our telephone number is 602-235-0355. Our website is www.nacelenergy.com.

Background Information and History.

We were incorporated in the State of Wyoming on February 7, 2006 under the name Zephyr Energy Corporation. On April 3, 2006, we amended our Articles of Incorporation and changed our name to Nacel Energy Corporation.

In February, 2006, Murray Fleming and Brian Lavery received 1,000,000 shares (post-split) and 10,000,000 shares respectively in consideration for contributed services and paid-in capital.. In April, 2006, we issued to a private investor a warrant to purchase 2,400,000 shares (post-split) at an exercise price of $0.50 per share.

In June, 2007, the Securities and Exchange Commission (“SEC”) declared effective our Registration Statement on Form SB-2 relating to the offer and sale of 8,000,000 shares (post-split) of common stock, at a price of $0.005 per share, and 2,400,000 shares (post-split) of common stock underlying the warrant issued to a third party investor in April, 2007, at an exercise price of $0.50. In late September, 2007, all 8,000,000 common shares under the Registration Statement had been sold to 50 investors in exchange for sale proceeds of $40,000. On October 20, 2007, a 1:20 forward split of our capital stock was authorized which resulted in total issued and outstanding post-split common shares of 21,400,000. There was no change to the warrant exercise price of $0.50. In November, 2007, all 2,400,000 post-split shares underlying the warrant were delivered and the warrant-holder executed and delivered to us a promissory note in the amount of $1,200,000.  Through the period ending March 31, 2008, we received $509,627 of the total $1,200,000 proceeds related to the warrant exercise and the balance was recorded as a subscription receivable. On April 10, 2008, the remaining $690,373 was received from the warrant-holder and the subscription receivable was retired.

In March, 2008, we acquired from Murray S. Fleming, an officer, director and principal shareholder, four (4) development stage wind energy projects known as the Blue Creek project, the Channing Flats project, a Kansas project and a Dominican Republic project. The transaction also included wind data collected from anemometers at various locations over a period of years in the States of Texas, Kansas, Wyoming, Colorado and New Mexico. We have retained the right to these wind energy projects which have provided the foundation for the generation of the six (6) wind energy projects which we currently are developing. See section of this prospectus entitled “Business and Properties” where all current wind energy projects are discussed in greater detail.

About This Offering

This prospectus relates to the public offering, which is not being underwritten, of up to 4,783,333 shares of our common stock by the selling shareholders listed in this prospectus.  The shares offered by this prospectus may be sold by the selling shareholders from time to time in the open market, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.  We will receive none of the proceeds from the sale of the shares by the selling shareholders.  We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling shareholders will be borne by them.

The shares of common stock being offered by this prospectus relate to (i) an aggregate of up to 4,700,000 shares issuable upon conversion of the principal amount on the Note and Warrants issued to a selling shareholder in our private placement completed in November, 2009, and (ii) an aggregate of up to 83,333 shares issuable upon exercise of Class A Warrants issued to the placement agent in our private placement completed in November 2009.

The number of shares being offered by this prospectus represents approximately 21.6% of our outstanding shares of common stock as of December 30, 2009.

Summary Financial Information

The following tables set forth a summary of certain selected financial data. You should read this information together with our consolidated financial statements and the related notes included in this prospectus.

	Inception through September 30, 2009		Six Months Ended September 30,
			2009	2008
			(uaudited)	(uaudited)
Statement of Operations Data

General and Administrative Expenses		$2,482,612	$489,770	$1,447,729
Wind projects donated by related party		490,000	-	-
Wind project development costs		1,332,168	$645,4000	$118,950
Net operating income (loss)		$(4,304,780)	$(1,135,170)	$(1,566,679)
Net income (loss)		$(4,342,003)	$(1,153,072)	$(1,568,102)
Basic and diluted – net income (loss) per common share	$	N/A	$(0.05)	$(0.07)

Statement of Cash Flows Data

Net cash (used in) provided by operating activities		$(2,427,664)	$(923,261)	$(590,372)
Net cash (used in) provided by investing activities		$(190,787)	$(22,610)	$(42,564)
Net cash provided by (used ) in financing activities		$(2,844,400)	$607,143	$691,334
Cash and cash equivalents (end of period)		$225,949	$225,949	$438,965

	At March 31, 2009	At September 30, 2009 (unaudited)
Balance Sheet Data

Current assets	$564,677	$225,949
Total assets	$731,175	$407,918
Current liabilities	$11,431	$781,949
Total liabilities	$261,431	$781,949
Total stockholders’ equity	$469,741	$(374,031)

THE OFFERING

Common stock currently outstanding	22,111,000 shares (1)

Common stock offered by the Company	None

Common stock offered by the selling stockholders	4,783,333 shares (2)

Use of proceeds	We will not receive any of the proceeds from the sales of our common stock by the selling stockholders.

Duration of Offering
We have agreed to use reasonable efforts to keep the registration statement of which this prospectus is a part, continuously effective under the Securities Act until all securities covered by such registration statement have been sold, or may be sold without volume restrictions pursuant to Rule 144 or any successor rule

OTC Electronic Bulletin Board symbol	NCEN.BB

Risk Factors
You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 6 of this prospectus before deciding whether or not to invest in shares of our common stock.

(1)	As of December 30, 2009.
(2)
Consists of up to 4,783,333 shares of common stock which includes up to 1,200,000 shares of common stock issuable upon conversion of the principal on the Note, 3,500,000 shares of common stock issue upon exercise of Warrants and 83,333 shares of common stock issuable upon exercise of Class A Warrants held by placement agent..

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects, revenues, income and capital spending. We generally identify forward-looking statements with the words “believe,” “intend,” “expect,” “seek,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project” or their negatives, and other similar expressions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates, financial results and projects developments and acquisitions or to our expectations regarding future industry or economic trends are forward-looking statements.

These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect many estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors and it is impossible for us to anticipate all factors that could affect our actual results. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements are based upon information available to us on the date of this prospectus. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as otherwise required by law. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf.

RISK FACTORS

Risks Related to Our Business and the Wind Energy Industry

We have received a going concern qualification from our independent accounting firm which raises our ability to stay in business.

Our accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  Since our inception, we have been a development stage company and, accordingly, have incurred losses from our operations. For the three months ended September 30, 2009, we incurred net losses of $659,422 and have an accumulated deficit since inception of $4,342,003. We currently have no revenues. The potential future revenues we expect from our wind power generation projects, will not be generated until sometime after the end of our current fiscal year, March 31, 2010, and will require the expenditure of additional capital, obtaining of construction and project debt financing and establishing turbine  supply relationships. In addition, our recently issued senior secured convertible note in the original principal amount of  $900,000 requires nine equal monthly principal payments commencing on April 1, 2010, which can be converted to shares of our common stock under certain conditions. Also, while two outstanding loans are each subordinated to the senior secured convertible note, our shareholder line of credit in the amount of $442,143 is due and payable on July 1, 2010, unless we are able to obtain a further extension, and our recent $250,000 loan is due and payable within 15 days after demand for payment is received, with demand for payment being at the discretion of the lender. These factors, among others, indicate that we may be unable to continue as a going concern for a reasonable period of time.

We have no experience in completing development of wind parks and no operating history as an owner-operator of wind parks.

To date we have not developed any wind parks which are operational. We have no history as an owner-operator of wind parks from which you can evaluate our business plan, and our past performance cannot be taken as indicative of future results. As a developer-owner-operator of wind energy projects, our success will depend on our ability to take on these roles and to manage the challenges that the growth of our business will entail. Our organization has to date consisted of a small number of employees. We will be required to commence and manage significant operations, to manage growth in personnel and operations and to manage our costs as we expand our business. Our failure or inability to meet these challenges could have a material adverse effect on our business, financial condition and results of operations.

The growth of our business depends upon our ability to convert our pipeline of projects under development into operating projects.

We currently do not own or operate any wind parks (and therefore have no megawatts of capacity in operation). We may not be successful in completing our pipeline of development projects as anticipated or at all. Our portfolio of wind energy projects includes approximately 120 megawatts of capacity in various stages of development. (See “Business and Properties.”) We expect to start construction on one 30 megawatt project in 2010. Our goal is to have approximately 120 megawatts of owned operating capacity by the end of 2011. However, there can be no assurance we will achieve these goals.

The development and construction of wind energy projects involves numerous risks and uncertainties, including:

•	access to liquid independent systems operator markets or negotiation of power purchase agreements,

•	availability of transmission lines with adequate capacity,

•	obtaining necessary land rights,

•	turbine procurement,

•	availability of turbine, construction and permanent financing,

•	obtaining necessary governmental and regulatory approvals and permits, and

•	negative public or community response,

many of which are subject to intense competition and all of which may be beyond our control. We discuss each of these risks in additional detail below. These risks and uncertainties may prevent projects from progressing to construction and may cause us to fail to meet the targets of our development plan.

We may be unable to secure the project financing required to construct the projects currently in our portfolio.

If we fail to secure the project financing required for construction of these wind parks ($1.8-$2 million per megawatt of generating capacity), then Nacel will be relegated to being a green-field developer of prospective wind farm sites, whose income options will be limited to selling the development rights for those sites to entities that are capable of assembling the project financing required to construct, own, and operate wind farms. In such a case, Nacel’s financial position and prospects for income would be significantly impaired. The possibility of our failure to secure project finance therefore makes an investment in Nacel risky.

The loss of one or more members of our senior management or key employees may adversely affect our ability to implement our strategy.

We depend on our skilled and experienced management team, including Paul Turner, our President and CEO. We would be materially adversely affected in the event that the services of Mr. Turner or other management or key personnel for any reason ceased to be available and adequate replacement personnel were not found. We have not obtained key-man insurance on the life of Mr. Turner. Such insurance may not be available in the future on terms acceptable to us, and there can be no assurance we will be able to secure such insurance. We also depend on our ability to attract qualified new employees in order to meet our business objectives. If we lose a member of the management team or a key employee, we may not be able to replace him or her. Integrating new employees into our management team could prove disruptive to our daily operations, require a disproportionate amount of resources and management attention and ultimately prove unsuccessful. An inability to attract and retain sufficient technical and managerial personnel could limit or delay our development efforts, which could have a material adverse effect on our business, financial condition and results of operations.

We will depend on the availability of transmission lines with adequate capacity.

We expect to generally depend on electric transmission lines owned and operated by third parties to deliver the electricity we will sell. Some of our wind energy projects in development may have limited access to interconnection and transmission capacity. We may not be able to secure access to the limited available interconnection or transmission capacity at reasonable systems upgrade cost, or at all. Since this Interconnection Agreement must be in place before any construction or turbine costs are incurred, this is a moderate financial risk for Nacel.

However, in the event of a failure in the transmission facilities after a project is completed, we may experience lost revenues. In addition, transmission limitations may cause us to curtail our production of electricity, impairing our ability to fully capitalize on the particular wind energy project’s potential. Any such failure could have a material adverse effect on our business, financial condition or results of operations.

The growth of our business depends on locating and obtaining control of suitable operating sites.

Wind energy projects require wind conditions that are found in limited geographic areas and particular sites. Further, wind energy projects must be interconnected to electricity transmission or distribution networks in order to deliver electricity. Once we have identified a suitable operating site, our ability to obtain requisite land control or other land rights (including access rights, setback and/or other easements) with respect to the site is subject to growing competition from other wind energy producers that have sufficient financial capacity to research, locate and obtain control of such sites and to obtain required electrical interconnection rights. Our competitors may impede our development efforts by acquiring control of all or a portion of a project site we desire to develop or obtaining a right to use land necessary to connect a project site to a transmission or distribution network. If a competitor obtains land rights critical to our project development efforts, we could incur losses as a result of stranded development costs. If we succeed in securing the property rights necessary to construct and interconnect our projects, such property rights must be satisfactory to our financing counterparties. Obtaining adequate property rights may delay development of a project, or may not be feasible. Any failure to obtain adequate property rights that are satisfactory to our financing counterparties would preclude our ability to obtain third-party financing and could prevent ongoing development and construction of the relevant projects.

Our wind energy projects’ use and enjoyment of real property rights obtained from third parties may be adversely affected by the rights of lien holders and lease holders whose rights are superior to those of the grantors of these real property rights.

Each of our wind energy projects is or will be located on land occupied pursuant to various leases or other use rights. Our rights pursuant to such leases allow us to install wind turbines, related equipment and transmission lines for the projects and to operate the projects. The ownership interests in the land subject to these leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of oil, gas, coal or other mineral rights) that were created prior to our leases. As a result, our rights under these leases may be subject and subordinate to the rights of such third parties.

A default by a landowner at one or more of our wind energy projects under a mortgage could result in foreclosure of the landowner’s property and thereby terminate our leases required to operate the projects. Similarly, it is possible that another lien holder, such as a government authority with a tax lien, could foreclose upon a parcel and take ownership and possession of the portion of the project located on that parcel. In addition, the rights of a third party pursuant to a superior lease could result in damage to or disturbance of the equipment at a project, or require relocation of project assets.

If any of our wind energy projects were to suffer the loss of all or a portion of its wind turbines or related equipment as a result of a foreclosure by a mortgagee or other lien holder of a land parcel, or damage arising from the conduct of superior lease holders, our operations and revenues could be adversely affected.

Development of wind projects is dependent on the availability of turbines and turbine financings.

Wind energy projects require delivery and assembly of turbines. The prices of turbines and electrical and other equipment have increased in recent years and may continue to increase as the demand for such equipment increases more rapidly than supply, or if the prices of key components and raw materials used to build the equipment increase. We may encounter supply and/or logistical issues in securing turbines due to the limited number of turbine suppliers and general high demand for turbines. While we have received quotes from turbine suppliers and have seen some evidence of softening turbine prices and shorter delivery lead times, we currently have no turbines under contract. We may not be able to purchase a sufficient quantity of turbines from suppliers, and suppliers may give priority to other customers. Turbine suppliers may delay the performance of or be unable to meet contractual commitments, or components and equipment may be unavailable, which would have a material adverse effect on our business, financial condition and results of operations.

In addition, we expect to require third-party turbine supply loans or other financing for our turbine purchases, which account for the majority of the total cost of a wind energy project. An inability to obtain such financing on attractive terms in the future may preclude us from obtaining turbines, thereby severely limiting our growth. Moreover, a significant increase in the cost of obtaining such financing could have a material adverse effect on the investment returns we achieve from our projects.

In addition, spare parts for wind turbines and key pieces of electrical equipment may be unavailable to us. If we were to experience a serial failure of any spare part we would incur delays in waiting for shipment of these items to the site. In addition, we do not carry spare substation main transformers. These transformers are designed specifically for each wind energy project, and the current lead time to order this equipment can be substantial. If we have to replace any of our transformers, we would be unable to sell electricity from the affected wind energy project.

When we purchase our turbines, we also enter into warranty agreements with the manufacturer. Damages payable by the manufacturer under these agreements are typically subject to an aggregate maximum cap that is a portion of the total purchase price of the turbines. Losses in excess of these caps will be our responsibility. Since our turbine warranties generally expire within a certain period of time after the turbine delivery date or the date such turbine is commissioned, we may lose all or a portion of the benefit of the warranties if we are unable to deploy turbines we have purchased upon delivery.

Our projects will entail significant capital expenditures and construction costs, and we will require additional financing to construct and operate them.

We are in a capital intensive business, and our wind projects in development and construction have entailed and will entail significant capital expenditures and construction costs, and recovery of the capital investment in a wind energy project generally occurs over a lengthy period of time. The capital investment required to construct a wind energy project is primarily based on the costs of fixed assets required for the project. We will require additional financing, including tax equity financing transactions (described below), to complete the construction of and to operate our existing projects. Additional financing may not be available on acceptable terms or at all.

After we have developed a wind energy project that we intend to own to the point where we are prepared to commence construction, we would expect typically to enter into a limited recourse construction loan. Proceeds from construction loans would typically be used to retire turbine indebtedness and to pay construction costs, including costs to construct roads, substations, transmission lines and the balance of plant. Construction loans are generally secured by the project’s assets and our equity interests in the project companies. In certain instances we may enter into a construction loan for a single project, while in other instances we may be able to finance multiple projects through a single credit facility. We will also likely use equity capital contributions (our own and potentially from other investors) to fund a portion of each project’s construction costs.

We would forego the need for construction loans (as well as turbine supply loans) if we are able to secure 100% debt or 100% equity-based investment for any given project. A 100% debt financing would be done on a limited recourse basis and be secured by the project assets and our equity. In a 100% equity financing, the outside equity investors would contribute all of the project costs as equity in return for up to an 80% to 90% share of the returns. However, while we are exploring these possibilities, these structures have not in the past been the norm in the wind generation industry and may not be available.

Once construction of a wind energy project is completed and commercial operations commence, we will seek to finance the project on a long-term basis through a combination of term loans and tax equity financing. (See “We expect to be materially dependent on tax equity financing arrangements ” below.)

The unprecedented upheaval in the debt and equity markets in the U.S. and around the world over the last year has made all categories of financing more difficult to secure. In addition, the lower profits achieved by many financial institutions has made tax equity investing less available in general.

We expect to be materially dependent on tax equity financing arrangements.

We intend to seek to secure tax equity financing to provide the majority of the permanent capital needs for each project we will own. The availability of tax equity financing depends on federal tax attributes that encourage renewable energy development. These attributes primarily include (i) renewable energy federal production tax credits, which are federal income tax credits related to the quantity of renewable energy produced and sold during a taxable year and (ii) accelerated depreciation of renewable energy assets as calculated under the Modified Accelerated Cost Recovery System of the Internal Revenue Code. We do not expect to generate sufficient taxable income from owned projects to use all of the production tax credits or the accelerated depreciation expected to be available to us under these programs.

In a typical tax equity financing, we would receive a capital investment in exchange for an equity interest in our subsidiary that owns the project. These equity interests entitle the investors to receive a substantial portion of the project’s cash distributions from electricity sales and related hedging agreements, production tax credits and taxable income or loss until such investors reach an agreed rate of return on their investment. As a result, a tax equity financing substantially reduces the cash distributions from the applicable projects available to us for other uses, and the period during which the tax equity investors receive cash distributions from electricity sales and related hedging agreements may last longer than expected if our wind energy projects perform below our expectations.

Moreover, there are a limited number of potential tax equity investors, they have limited funds and wind energy developers compete with other renewable energy developers and others for tax equity financing. To date, the wind industry’s tax equity investors have been large financial institutions with significant taxable income. The unprecedented upheaval in the debt and equity markets in the U.S. and around the world over the last year has resulted in lower profits for many financial institutions, making tax equity investing less available in general. Furthermore, as the renewable energy industry expands, the cost of tax equity financing may increase and there may not be sufficient tax equity financing available to meet the total demand in any year. If we are unable to enter into tax equity financing agreements with attractive pricing terms or at all, we may not be able to use the tax benefits provided by production tax credits and accelerated tax depreciation, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our tax equity financing agreements are expected to provide our tax equity investors with a number of approval rights with respect to the applicable project or projects, including approvals of annual budgets, indebtedness, incurrence of liens, sales of assets outside the ordinary course of business and litigation settlements. As a result of these restrictions, the manner in which we conduct our business may be limited.

Our projects may be subject to regulation by the Federal Energy Regulatory Commission under the Federal Power Act or other regulations that regulate the sale of electricity, which may adversely affect our business.

Certain of our projects may be able to obtain qualifying facility status under the Public Utility Regulatory Policies Act, or PURPA. Qualifying facilities are exempt from certain provisions of the Federal Power Act, including the accounting and reporting requirements, and mergers and acquisitions oversight, facility disposition regulations and several other provisions of the Federal Power Act. Additionally, renewable energy facilities with a generating capacity of 30 megawatts or less are exempt from the Federal Energy Regulatory Commission's ratemaking authority under the Federal Power Act.

Exempt wholesale generators are generation owning public utilities (including producers of renewable energy, such as wind projects) that are engaged exclusively in the business of owning and/or operating generating facilities and selling electric energy at wholesale. The owner of a renewable energy facility that has been certified as an exempt wholesale generator in accordance with the Federal Energy Regulatory Commission's regulations is subject to the Federal Power Act and to the Federal Energy Regulatory Commission's ratemaking jurisdiction, but the Federal Energy Regulatory Commission typically grants exempt wholesale generators the authority to charge market-based rates as long as the exempt wholesale generator can demonstrate that it does not have, or has adequately mitigated, market power and cannot otherwise erect barriers to market entry. The Federal Energy Regulatory Commission generally grants an exempt wholesale generator waivers from many of the requirements that are otherwise imposed on public utilities under the Federal Power Act.

The Public Utility Holding Company Act of 2005 in part provides that any entity that owns, controls or holds power to vote 10% or more of the outstanding voting securities of a "public utility company" (which is defined to include an "electric utility company") or a company that is a "holding company" of a public utility company or public utility holding company, is subject to certain regulations granting the Federal Energy Regulatory Commission, access to books and records and oversight over certain affiliate transactions. State regulatory commissions may in some instances also have access to books and records of holding companies. However, entities that are holding companies solely by virtue of their ownership of qualifying facilities and exempt wholesale generators are exempt from most of the Public Utility Holding Company Act requirements.

We intend that each of our wind parks will file a self-certification with the Federal Energy Regulatory Commission that it is an exempt wholesale generator. As a result, under current federal law, we would not be subject to regulation as a holding company under Public Utility Holding Company Act and would not be subject to this regulation as long as each "public utility company" in which we have an interest is (i) a qualifying facility, (ii) an exempt wholesale generator or (iii) subject to another exemption or waiver.

Although the sale of electric energy has been to some extent deregulated, the industry is subject to increasing regulation and even the threat of re-regulation. Due to major regulatory restructuring initiatives at the federal and state levels, the U.S. electric industry has undergone substantial changes over the past several years. We cannot predict the future design of wholesale power markets or the ultimate effect ongoing regulatory changes will have on our business. Other proposals to re-regulate may be made and legislative or other attention to the electric power market restructuring process may delay or reverse the movement towards competitive markets. If the deregulation of the electric power markets is reversed, discontinued or delayed, our business prospects and financial results could be negatively affected. See “Business and Properties—Regulation” for more information.

Negative public or community response to wind energy projects may adversely affect our ability to construct our projects.

There has been negative public and/or community response to wind energy projects in some areas of the United States, and such factors may adversely affect our ability to construct our projects in certain areas. In addition, legal challenges may result in an injunction against construction or operation, impeding our ability to place projects in operation according to schedule, meet our development and construction targets or generate revenues. An increase in opposition to the granting of permits or unfavorable outcomes of such challenges could materially and adversely affect our development plans.

Projects that reach construction may not be completed or, if completed, may not meet our return expectations.

Those projects that do progress to construction may not be completed on a timely basis or at all or, if completed, may not meet our return expectations, due to factors such as:

•	schedule delays,

•	cost overruns,

•	failure to receive turbines or other critical components and equipment from third parties on schedule and according to design specifications

•	unsatisfactory completion of construction,

•	shortfalls of anticipated capacity factor,

•	adverse weather,

•	lower natural gas prices, and

•	force majeure or other events out of our control.

Any of the above factors could give rise to construction delays and construction costs in excess of our budgets, which could prevent us from completing construction of a project, cause defaults under our financing transactions and impair our business, financial condition and results of operations.

In a situation where a power purchase agreement is in place, if we fail to construct a wind energy project in a timely manner or do not deliver electricity in accordance with the applicable power purchase agreement, the power purchase agreement may be terminated and/or we could be required to pay liquidated damages.

Wind energy project revenues are highly dependent on suitable wind and associated weather conditions.

The energy and revenues generated at a wind energy project are highly dependent on climatic conditions, particularly wind conditions, which are variable and difficult to predict. Turbines will only operate within certain wind speed ranges that vary by turbine model and manufacturer, and there is no assurance that the wind resource at any given project site will fall within such specifications.

When we develop a wind energy project, we evaluate the quality of the wind resources at the selected site through a number of means.  We base our investment decisions with respect to each wind energy project on the findings of wind studies conducted on-site before starting construction. We use the wind data that we gather to develop projections of the wind energy project’s performance, revenue generation, operating profit, debt capacity, tax equity capacity and return on investment, which are fundamental elements of our business planning. Wind resource projections at the start of commercial operations can also have a significant impact on the amount of third-party capital that we can raise, including the expected contributions by tax equity investors. However, actual climatic conditions at a project site, particularly wind conditions, may not conform to the findings of these wind studies, and, therefore, our wind energy projects may not meet anticipated production levels, which could adversely affect our forecasted profitability. In addition, global climate change could change existing wind patterns; such effects are impossible to predict.

Volatile natural gas prices may adversely impact the market price for electricity.

Natural gas is one of the major sources of energy for the generation of electricity in the U.S. The prices for natural gas have been very volatile in recent months and years, with temporary highs in June-July of 2008 that were four times the prices in January 2002. Since June, 2008, the prices for natural gas used in electricity generation have fallen back to levels seen in December 2007 and January 2008. It is not possible to reliably predict what the price behavior for natural gas will be in the future. If prices continue to fall, they will adversely impact the economics for wind power, since natural gas-based generation is one of the chief competitors to wind energy. While there can be no assurance, in the long term we expect that the continuing need to control greenhouse gas emissions, and the fact that all fossil fuels are a finite resource, will allow wind power to continue to compete favorably with natural gas.

A sustained decline in market prices for electricity may materially adversely affect our revenues and the growth of our business.

We may not be able to develop or operate our pipeline of development projects economically if there is a sustained material decline in market prices for electricity. Electricity prices are affected by various factors and may decline for many reasons that are not within our control, including changes in the cost or availability of fuel, regulation and acts of governments and regulators, changes in supply of generation capacity, changes in power transmission or fuel transportation capacity, seasonality, weather conditions and changes in demand for electricity. In addition, other power generators may develop alternative technologies to produce power, including fuel cells; clean coal and coal gasification; micro turbines; photovoltaic (solar) cells or tidal current based generators, or improve upon traditional technologies and equipment, such as more efficient gas turbines or nuclear or coal power plants with simplified and safer designs, among others. Advances in these or other technologies could cause a sustained decline in market prices for electricity. If there is a sustained decline in the market prices of electricity, we may not develop and construct our pipeline of development projects and grow our business, and/or we may not be able to operate completed projects economically, which would have a material adverse effect on our revenues.

We will be dependent upon the continued and uninterrupted operation of a limited number of operating wind parks in a limited geographic area.

We currently have no owned wind energy projects in operation, and we anticipate having only a limited number of wind parks in operation over the next two years. As a result, in the future our operations may be subject to material interruption if any of our wind parks is damaged or otherwise adversely affected by one or more accidents, severe weather or other natural disasters. Tornados, lightning strikes, severe storms, wildfires or other exceptional weather conditions or natural disasters could damage our wind energy projects and related facilities and decrease production levels. These events could have a material adverse effect on our revenues, particularly to the extent that they affect multiple wind energy projects and project sites. In addition, a majority of our planned wind parks will be located in the Panhandle area of Texas. If any of our future operating wind parks experiences material interruptions or if the regulatory environment or energy market characteristics in the Panhandle area of Texas were to change in a manner adverse to us, it could have an adverse effect on our business, results of operations and financial condition.

Factors beyond our control could cause us to experience increased costs with respect to our wind energy projects.

Factors such as:

•	increases in the costs of labor or materials,

•	higher than anticipated financing costs for our wind energy projects,

•	non-performance by third-party suppliers or subcontractors,

•	turbine breakdowns,

•	electricity network and other utility service failures, and

•	major incidents and/or catastrophic events, such as tornadoes, earthquakes or storms,

may cause us to experience increased costs with respect to our wind energy projects and have a material adverse effect on our business, financial condition and results of operations.

The cost of repairing or replacing damaged equipment may be considerable, and repeated or prolonged interruption may result in termination of contracts, litigation and substantial damages or penalties for regulatory or contractual non-compliance, reduced cash flows and increased financing costs. Moreover, these amounts may not be recoverable under insurance policies or contractual claims and, in relation to network failures, network service providers and market operators may also benefit from contractual limitations of liability, which would reduce any recovery of damages from them.

In addition, our wind turbines and associated equipment will also require routine maintenance in order to continue to function properly. If the level of maintenance and capital expenditure exceeds our projected or contracted level, the cash flow available from the projects will be reduced, which may have an adverse impact on our results of operations and financial condition.

Operation of wind parks may expose us to liability for injury to persons or property.

The nature of wind turbines as large rotating machinery, as well as the presence of high voltage electrical systems, may result in personal injury and loss of life and severe damage to or destruction of property and equipment, which could result in suspension or termination of operations as well as the imposition of civil or criminal penalties.

Technological changes in the energy industry could render existing wind energy projects and technologies uncompetitive or obsolete.

The energy industry, and especially the renewable energy industry, is rapidly evolving and is highly competitive. Technological advances may result in lower costs for sources of energy, and may render existing wind energy projects and technologies uncompetitive or obsolete. Wind parks have a long life (generally about 20 years), and cannot easily, or without substantial expense, be upgraded to new turbine technology. Our inability or failure to adopt new technologies as they are developed could have a material adverse affect our business, financial condition and results of operations.

Market Risks

There is only a volatile limited market for our Common Stock.

Recent history relating to the market prices of public companies indicates that, from time to time, there may be periods of extreme volatility in the market price of our securities because of factors unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock, and especially for stock traded on the OTC Bulletin Board. Even though our Common Stock is traded on a relatively active basis, nevertheless, the bid and asked prices for our Common Stock have fluctuated significantly. In the last 52 week period, the Common Stock traded on the OTC Bulletin Board from a high closing price of $2.05 to a low of $0.58 per share. See section of this prospectus entitled "Market for our Common Stock." General market price declines, market volatility, especially for low priced securities, or factors related to the general economy or to us in the future could adversely affect the price of the common stock. With the low price of our Common Stock, any securities placement by us would be very dilutive to existing stockholders, thereby limiting the nature of future equity placements.

We have never paid dividends and we do not anticipate paying dividends in the future.

We do not believe that we will pay any cash dividends on our Common Stock in the near future. We have never declared any cash dividends on our common stock, and if we were to become profitable, it would be expected that all of such earnings would be retained to support our business. Since we have no plan to pay cash dividends in the near future, an investor would only realize income from his investment in our shares if there is a rise in the market price of our Common Stock, which is uncertain and unpredictable.

We are subject to penny stock regulations and restrictions.

The Securities and Exchange Commission (the "SEC") has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of December 30, 2009, the closing price for our Common Stock was $0.60 per share and therefore, it is designated a "Penny Stock." As a Penny Stock, our Common Stock may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

Our Common Stock might not qualify for exemption from the penny stock restrictions. In any event, even if our Common Stock were exempt from the Penny Stock restrictions, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

DESCRIPTION OF PRIVATE PLACEMENT AND CONVERTIBLE NOTES

On November 23, 2009, we entered into a Securities Purchase Agreement and thereafter other related agreements pursuant to which we agreed to issue a Senior Secured Convertible Note in the original principal amount of $900,000 (the “Note”) and common stock warrants (the “Warrants”) for an aggregate purchase price of $750,000 in a private placement (the “November Private Placement”) with a single institutional investor (the "Investor"). The November Private Placement closed on November 24, 2009. This prospectus is being delivered in connection with the resale of shares of our common stock issuable upon the conversion of the Note, as payment of principal thereon, and upon the exercise of the Warrants.

The Note was issued pursuant to the Securities Purchase Agreement, dated November 23, 2009, among our company and the Investor. The principal purposes of the November Private Placement were to strengthen our cash position and to provide us with general working capital. The November Private Placement resulted in gross proceeds to us of $750,000 before placement agent fees and other expenses associated with the transaction.

The Note matures December 1, 2010 and provides for payment in nine equal installments beginning on April 1, 2010. No interest accrues on the principal amount outstanding unless an event of default occurs in which event interest shall thereafter accrue at the rate of eighteen percent per annum. We may pay installments of principal in cash or, at our option, in shares of common stock. Our ability to pay with common stock is subject to certain conditions noted below. If we elect to pay the principal in shares of our common stock, the value of each share of common stock will be equal to the lower of (a) the initial conversion price of $0.90 per share, or (b) 90% of the average of the volume weighted average prices of our common stock on each of the twenty (20) consecutive trading days immediately preceding the applicable payment date. In addition, at the option of the Investor holding the Note, all or any part of the principal amount outstanding under the Note is convertible at any time and from time to time into shares of our common stock at an initial conversion price of $0.90 per share. However, the conversion price may be reduced if we issue securities at a price per share less than the conversion price of the Notes then in effect.

Beginning on April 1, 2010, and on the first of each month thereafter, we will be required to convert one ninth of the face value of the Note into shares of our common stock or, at our election, redeem such amount in cash. Our ability to convert installment payments into shares of our common stock will be subject to certain conditions, including the existence of an effective registration statement covering the resale of the shares issued in payment of the installment amount and certain minimum trading volumes in the stock to be issued. No payment in shares of our common stock may exceed 25% of the total dollar traded volume in our common stock for the 20 trading days prior to the installment notice date. Any shares of our common stock delivered in satisfaction of a scheduled monthly payment will be valued at the lesser of (i) the conversion price in effect at the time of the scheduled monthly payment or (ii) 90% of the average of the daily volume weighted average price of the applicable shares for the 20 trading days prior to the amortization payment.

The Note lists certain “Events of Default”, which include, without limitation, any default in the payment of principal of, or other charges in respect of, the Note as and when they become due and payable, and our failure to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach or default of any provision of the Note, the Securities Purchase Agreement or the Security Agreement. Upon the occurrence of an Event of Default, the Investor may require us to redeem all or any portion of the Note by delivering written notice to us at a default redemption price as calculated pursuant to certain formulas set forth in the Note (“Event of Default Redemption Right”). Until the default redemption price (together with any interest thereon) is paid in full, the amount of the Note submitted for redemption (together with any interest thereon) may be converted, in whole or in part, by the Investor into common stock. In the event of a partial redemption, the principal amount redeemed shall be deducted from the installment amounts relating to the applicable installment date(s) as set forth in the notice of default and redemption.

The Warrants issued to the Investor in the November Private Placement include the following:

·           Series A Warrants, which are exercisable for a period of 5 years into an aggregate of 125% of the number of shares of our common stock initially issuable upon conversion of the Note, with the Series A Warrant being exercisable into 1,250,000 shares immediately upon issuance.

·           Series B Warrants, which are exercisable beginning November 24, 2009 into 100% of the shares of our common stock initially issuable upon conversion of the Notes (initially 1,000,000 shares) and remaining exercisable for a period equal to the earlier of (a) 12 months after a registration statement covering the shares of our common stock issuable upon conversion or exercise (as the case may be) of the Note and Warrants is declared effective by the SEC, or (b) November 24, 2011; and

·           Series C Warrants, which are exercisable for a period of 5 years beginning November24, 2009, but only to the extent that the Series B Warrant are exercised and only in the same percentage that the Series B Warrants are exercised, up to a maximum percentage of 125% of the number of shares of our common stock initially issuable upon conversion of the Note (initially a maximum of 1,000,000 shares).

The initial exercise price of each Series A Warrant, Series B Warrant and Series C Warrant will be the same as the initial conversion price under the Note ($0.90 per share). Like the conversion price of the Note, the exercise price of the Warrants is subject to a full-ratchet adjustment upon the occurrence of certain events, including our issuance of securities at a price per share less than the exercise price then in effect. If we issue shares of common stock or options exercisable for or securities convertible into common stock at an effective price per share of common stock less than the exercise price then in effect, the exercise price will be reduced to the effective price of the new issuance.

In connection with the November Private Placement, we are prohibited from paying monthly installments on the Note in shares of common stock and from issuing any common stock or equivalents below $0.75.

In connection with the November Private Placement, we entered into a Registration Rights Agreement with the Investors under which we are required, on or before December 31, 2009, to file a registration statement with the SEC covering the resale of the shares of our common stock issuable pursuant to the Note and Warrants, including as payment of principal on the Note, and to use our best efforts to have the registration statement declared effective at the earliest date, but in no event later than 90 days after filing if there is no SEC review of the registration statement, or 120 days if there is an SEC review. We will be subject to certain monetary penalties, as set forth in the Registration Rights Agreement, if the registration statement is not filed or does not become effective on a timely basis.

Dollar Value of Underlying Securities and Potential Profits on Conversion

With respect to the Note issued in the November Private Placement, the conversion price of the Note was $0.90 per share on November 24, 2009 and the closing bid price of our common stock on November 24, 2009 (the date the Notes were issued) was $0.90. Therefore, the Note was issued without any premium or discount to the market value of our common stock on the date of the closing of the November Private Placement.

Market Price per share at November 24, 2009	$0.90
Conversion Price per share at November 24, 2009	$0.90
Total Shares underlying Notes based on conversion price	1,000,000
Aggregate market value of underlying shares based on market Price as of November 24, 2009	$900,000
Aggregate conversion price of underlying shares	$900,000
Total Premium to market price of underlying shares after taking Into account original issue discount	$0

In the event that we elect to deliver shares of our common stock in satisfaction of a scheduled monthly payment, such shares will be valued at the lesser of (i) the conversion price in effect at the time of the scheduled monthly payment or (ii) 90% of the average of the daily volume weighted average price of the applicable shares for the 20 trading days prior to the amortization payment. For purposes of the following table, we have assumed that we will pay all installment payments in shares of our common stock and have valued such shares at $0.90 per share, which represents 90% of the average of the daily volume weighted average price of the shares for the 20 trading days prior to November 24, 2009. Under this scenario, the Notes would be deemed to be issued at a discount to the market value of our common stock on the date of the closing of the November Private Placement

Market price per share at November 24, 2009	$0.90
90% of Average VWAP for 20 Trading Days Prior to Nov. 24, 2009	$0.90
Total shares underlying Notes based on VWAP price	1,000,000
Aggregate market value of underlying shares based on market price as of November 24, 2009	$900,000
Aggregate VWAP price of underlying shares	$900,000
Total Discount to market price of underlying shares after taking into account original issue discount	$0

With respect to the Warrants issued in the November Private Placement, the exercise price of the Warrants was $0.90 per share for the Series A, Series B and Series C Warrants, and, therefore, the Warrants were issued neither at a premium, nor a discount, to the market value of our common stock on the date of the closing of the November Private Placement.  The Investor holds no other warrants, options, notes, or other securities convertible into shares of our common stock, other than the Note and Warrants.

Net Proceeds from November Private Placement of Notes

The following table sets forth the gross proceeds received from the November Private Placement of the Note and calculates the net proceeds from the November Private Placement of the Note after deduction of the anticipated payments pursuant to the Note and the other November Private Placement documents. The net proceeds do not include the payment of any contingent payments, such as repayment premiums in the case of default or a fundamental transaction. The net proceeds assumes that all interest and principal will be paid in cash notwithstanding that we may pay scheduled monthly payments in shares of our common stock under specified circumstances, as described above. The interest amount reflected below assumes that all payments are made when due without any event of default, and the table assumes that the Note is not converted prior to maturity. Based on the foregoing assumptions, the net proceeds represent approximately 61.3% of the gross proceeds.

Gross Proceeds	$750,000
Approximate Transaction Costs (including Placement Agent Fees)	$140,000
Net Proceeds	$610,000

Comparison of Issuer Proceeds to Potential Investor Profit

We plan to use the proceeds from the sale of the Note and Warrants to strengthen our cash position and to provide additional general working capital. The following table summarizes the potential proceeds we will receive pursuant to the Securities Purchase Agreement, the Note, and Warrants. For purposes of this table, we have assumed that the Investor will exercise all of the Warrants on a cash basis. We have also assumed that the Note will be held by the Investor through the maturity date of the Note.
		Discount for
	Premium for	Company’s
	Investor	Installment Pymt
	Conversion	in Shares
	($0.90/share)	($0.90/share)

Total Gross Proceeds Payable to Company in the Current Transaction (1)	$3,900,000	$3,900,000
All Payments that have been made or may be required to be made by Company until Maturity (2)	$0	$0
Net Proceeds to Company Assuming Maximum Payments made by Company (3)	$3,900,000	$3,900,000
Total Possible Profit to the Investors (4)	$0	$0

(1)
Includes gross proceeds payable to our company on the sale of the Note in the amount of $750,000 and assumes full exercise of the Series A, Series B and Series C Warrants to yield an aggregate exercise price of $3,150,000. However, there is no assurance that any Warrants will actually be exercised.

(2)
Total possible payments (excluding repayment of principal) payable by us to the Investor or its affiliates assuming the Note remains outstanding until the maturity date.  Assumes that no default redemption premium or default interest on the Note will be applicable

(3)	Total net proceeds to us calculated by subtracting the result in footnote (2) from the results in footnote (1).

(4)
Total possible profit to the Investor includes only the aggregate premium or discount to market price of the shares underlying the Note as discussed above under “Dollar Value of Underlying Securities and Potential Profits on Conversion.”

USE OF PROCEEDS

We will receive no proceeds from the sale of shares of Common Stock offered by the selling stockholders. However, we will generate proceeds from the cash exercise of the warrants by the selling stockholders, if any. We intend to use those proceeds for general corporate purposes.

 DIVIDEND POLICY

 We have never declared dividends or paid cash dividends on our common stock. We intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends on the common stock in the foreseeable future. The declaration of dividends will be at the discretion of the Board of Directors and will depend upon our earnings, financial position, general economic conditions and other pertinent factors.

MARKET FOR OUR COMMON STOCK

The Company’s Common Stock is listed on the OTC Bulletin Board market and trades under the symbol NCEN.OB.

The following table sets forth the range of the high and low bid quotations of the Common Stock for the past two years in the over-the-counter market, as reported by the OTC Bulletin Board and in the Pink Sheets. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions.
	High		Low
Year Ended March 31, 2010
First Quarter		$1.37		$0.85
Second Quarter		1.53		1.09
Third Quarter (through December 30, 2009)		1.15		0.58

Year Ended March 31, 2009
First Quarter		$4.96		$2.19
Second Quarter		2.88		0.46
Third Quarter		1.37		0.58
Fourth Quarter		2.05		0.85

Year Ended March 31, 2008
First Quarter	$	N/A	$	N/A
Second Quarter		N/A		N/A
Third Quarter		1.15		0.85
Fourth Quarter		2.36		0.79

As of December 30, 2009, we had approximately 27 stockholders of record. The majority of our shares are held in “street name” with broker-dealers and custodians on behalf of our shareholders.

Our common shares are issued in registered form. The transfer agent and registrar for our common stock is Island Stock Transfer, 100 Second Avenue South, Suite 104N, St. Petersburg, Florida 33701.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We are a development stage wind power generation company focused exclusively on the development, ownership and operation of wind energy projects.  As of December 30, 2009, we have six (6) wind energy projects totaling 120MW or more of prospective capacity in various stages of development located on approximately 7,015 acres of land primarily in the Panhandle area of Texas and northern Arizona. None of our wind energy projects are currently in operation.

Our goal is to have one or more of our wind energy projects in operation by the end of our fiscal 2010- 2011 year.
Thereafter, we hope to achieve approximately 120 MW or more of owned operating capacity by the end of 2013.  We do not currently and do not plan to act as an operator of wind parks we do not own.

Our Strategy

Since inception, we have focused on seeking the most attractive wind projects at sites that are very close to existing transmission lines with high likelihood of available electricity transmission capacity.  We believe our attention to the existing transmission infrastructure will contribute to a lower construction cost due to a lessened need for transmission plant upgrades, as well as improved time to achieve an interconnection agreement with the local utility and systems operator.  We seek to select sites having  optimal conditions (i.e., consistently high winds with low turbulence) which should ensure high net capacity factors.  As a result, we have assembled several attractive wind energy projects, several of which are believed ready for construction financing

Project Finance

We intend to construct as many of our wind energy projects as possible.  The total number we are able to construct will be a function of our success in securing project financing. We estimate (based on most recent quotes from suppliers, contractors, and vendors) that the cost of constructing a wind park is $1.5 up to $2 million per megawatt of rated generation capacity.  Thus, for construction of a 20 MW project, necessary project financing would reasonably aggregate at least $30,000,000, up to $40,000,000.

Failure to secure the required project financing is a significant risk to our operating plan.  Without project financing, we have no alternatives to monetization of our development efforts other than the sale of the development rights to entities that are able to assemble the necessary project finance to enable construction.  Inability to raise project finance would mean that we would be relegated to being solely a green-field developer and not an owner-operator.  In this scenario, total profits would be significantly smaller in magnitude than in the case of success with the owner/operator model.

We plan on financing our projects one or two at a time, if possible, with the best available combination of debt, tax equity financing and equity capital.  At the initial stage of a project’s development, for example, we could use a combination of equity capital and turbine supply loans to cover development expenses and turbine costs. Turbine supply loans would be employed to finance approximately 60-90% of the cost of a project’s turbines. Once a project moves to the construction phase, we could use a combination of equity capital and construction loans to finance the construction of the project. Proceeds from the construction loans are typically used to fund construction and installation costs as well as to retire the turbine supply loans. Finally, once a project is complete and commercial operations begin, we would permanently finance the project through a combination of term loans and tax equity financing transactions, the proceeds of which would be used to retire the construction loans and provide for a return of a portion of equity capital. Although the percentage of each of these three forms of permanent financing varies by project and other factors, tax equity financing typically represents a majority of a project’s permanent financing.

Turbine supply loans

The majority of the total cost of a wind energy project is attributable to turbine purchases. Our turbine purchases will be our principal capital expenditure. During the construction of our first planned  wind park,  turbine costs will comprise roughly $18 million of a total estimated $30 million capital cost.

In recent years, the combined effect of a limited number of turbine suppliers, the weakening dollar, rising commodity costs and increasing demand for turbines has led to escalating turbine prices. To mitigate supply-related uncertainty, we will seek to secure and finance our anticipated turbine needs in advance of our targeted installation dates.  We are looking at quotes from established suppliers, as well as newer entrants into the U.S. wind turbine market.  While we currently have no turbines under contract, we expect that the turbines that we require for our project development schedule will be available on a timely basis provided that we can obtain turbine financing.

Generally, turbine suppliers require up-front payments upon execution of a turbine supply agreement and significant progress payments well in advance of turbine delivery. We intent to finance our turbine supply agreements through a combination of turbine supply loans and equity capital at the project level entity. The equity capital contributions necessary for each project are anticipated to vary, depending on the terms available from turbine supply loan lenders.

Construction loans

After we have developed a wind energy project to the point where we are prepared to commence construction, we typically expect to enter into a construction loan. Proceeds from construction loans are typically used to retire turbine indebtedness and to pay construction costs, including costs to construct roads, substations, transmission lines and the balance of plant. Construction loans are generally secured by the project’s assets. In certain instances we may enter into a construction loan for a single project, while in other instances we may be able to finance multiple projects through a single credit facility. We will also use equity capital contributions (potentially from strategic partners or investors) to fund a portion of each project’s construction costs.

Financing upon commencement of commercial operations

Once construction of a wind energy project is completed and commercial operations commence, we would seek to finance the project on a long-term basis through a combination of term loans and tax equity financing, as described in more detail below.

Term loans.   Term loans provide long-term debt financing and are repaid with project cash flows. In conjunction with term loans, a project that has a PPA may maintain a separate credit facility to provide letters of credit required under the PPA. We expect our project subsidiaries that raise term loan financing generally to secure these term loans through pledges of the project’s assets and equity interests in the project companies.

Tax equity financing.  We generally will seek to secure tax equity financing to provide the majority of each project’s permanent capital needs. In a typical tax equity financing, we expect to receive a capital investment for a portion of a project’s cost in exchange for an equity interest in our project subsidiary that owns the project. These equity interests entitle the tax equity investors to receive a portion of the project’s cash distributions from electricity sales and related hedging agreements, PTCs and taxable income or loss until such investors reach an agreed rate of return on their investment, which we typically expect to occur in approximately ten years. The availability of tax equity financing depends on federal tax attributes that encourage renewable energy development. These attributes primarily include (i) renewable energy PTCs, which are federal income tax credits related to the quantity of renewable energy produced and sold during a taxable year and (ii) accelerated depreciation of renewable energy assets as calculated under MACRS.

The PTC incentive currently provides a $21 federal tax credit per megawatt hour (“MWh”) for a renewable energy facility that uses wind, geothermal or “closed-loop” bioenergy fuel sources in each of the first ten years of its operation, and applies to facilities that are placed in service before the end of 2012. These facilities will continue to benefit from the current PTC incentive until the end of the ten-year period from the date on which the facilities are placed in service. Our current tax equity financing model is substantially dependent on the PTC incentive, which now expires on December 31, 2012, and other federal and state governmental policies and standards that support renewable energy development.

The Tax Reform Act of 1986 established MACRS as the method to calculate depreciation for federal income tax purposes. Under MACRS, wind power assets are provided a depreciable life of five years, which is substantially shorter than the 15- to 20-year depreciable lives associated with traditional power generation facilities. Accelerated depreciation results in tax losses in the early stages of a wind energy project’s life. Typically, 90% of a wind energy project’s assets qualify for five-year accelerated depreciation under MACRS.

Plan of Operation

Since our inception, we have been a development stage company and, accordingly, have incurred losses from our operations. For the three months ended September 30, 2009, we incurred net losses of $659,422 and have an accumulated deficit since inception of $4,342,003. We currently have no revenues.  The potential future revenues we expect from our wind power generation projects, will not be generated until sometime after the end of our current fiscal year, March 31, 2010, and will require the expenditure of additional capital, obtaining of construction and project debt financing and establishing turbine supply relationships.

For the foreseeable future, our operating plan is dependent upon both the ability to conserve existing cash resources and the ability to obtain additional capital through equity financing and/or debt financing in an effort to provide the necessary funds and cash flow to meet our obligations on a timely basis and to support our wind power project development activities. In the event that we are unable to conserve existing cash resources and/or obtain the additional and necessary capital, we may have to cease or significantly curtail our operations. This could materially impact our ability to continue operations.

On November 24, 2009, we issued a Senior Secured Convertible Note in the original principal amount of $900,000 (the “Note”) and common stock warrants (the “Warrants”) for an aggregate purchase price of $750,000 in a private placement. See section of this prospectus entities “Description of Private Placement and Convertible Note.”  We intent to use these proceeds for general working capital purposes.

Liquidity and Capital Resources

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  Since our inception, we have been a development stage company and, accordingly, have incurred losses from our operations. For the three months ended September 30, 2009, we incurred net losses of $659,422 and have an accumulated deficit since inception of $4,342,003. We currently have no revenues. The potential future revenues we expect from our wind power generation projects, will not be generated until sometime after the end of our current fiscal year, March 31, 2010, and will require the expenditure of additional capital, obtaining of construction and project debt financing and establishing turbine  supply relationships. In addition, our shareholder line of credit in the amount of $442,143 is due and payable on July 1, 2010, unless we are able to obtain a further extension. Also, our recent $250,000 loan is due and payable within 15 days after demand for payment is received, with demand for payment being at the discretion of the lender. These factors, among others, indicate that we may be unable to continue as a going concern for a reasonable period of time.

As of September 30, 2009, we had cash of $225,949 and working capital deficit of $556,000. This compares to cash of $564,677 and working capital of $553,246 at March 31, 2009. Based on commitments arising from the agreement with Renergix Wind LLC, our project development consultants, and other general and administrative expenses, we anticipate that that operating expenses during each succeeding quarter will be, at a minimum, approximately $200,000. This amount does not include any capital requirements for our wind energy projects or project development costs which may be incurred. Based on the foregoing, we believe our cash resources may be sufficient to finance our operations through December 31, 2009, being the end of our third quarter of our fiscal year. However, in anticipation of the need to raise  additional equity financing and/or debt financing in the immediate future, we have commenced, and will continue to pursue, efforts to raise additional equity financing and/or equity financing from a variety of sources and means. There are no assurances that we will be able to obtain any additional financing and/or equity and, even if obtained, that such financing will be in a sufficient amount to be able to continue operations for a sufficient period until one or more of our wind power generation facilities become operational or until we can generate sufficient revenues to be profitable.

As of March 31, 2009, our $250,000 line of credit facility extended by Murray Fleming, a director, was fully borrowed, thereby leaving no additional funds available for future borrowing. However, on June 30, 2009, the line of credit was increased to $400,000 and then on September 29, 2009, the line of credit was increased to $442,143.  The terms of the line of credit facility provides for simple interest of 8% per annum, to be paid upon the outstanding balance, payable on the first day of the month after each calendar quarter. As of September 30, 2009, we had borrowed the entire $442,143 under this credit facility, which currently leaves no additional funds available for future borrowing. The unpaid principal amount and any accrued interest is due and payable in full on July 1, 2010, but the repayment of this loan has been subordinated to the payment in full of the Senior Secured Convertible Note issued in late November, 2009. Accordingly, the subordination of this line of credit could have a material impact on the future liquidity and operations of the Company.

In July 2009, Nacel executed a new loan with a lender in the amount of $250,000, which provides for simple interest of 10% to be paid in consecutive monthly installments of interest only commencing on July 1st, 2009.  Payment is due when the lender has provided the borrower with written notice of demand. The balance owing under this agreement will be paid within 15 days of any such notice of demand.  The loan is unsecured. The repayment of this loan has also been subordinated to the payment in full of the Senior Secured Convertible Note issued in late November, 2009. Accordingly, the subordination of this loan could also have a material impact on the future liquidity and operations of the Company.

Results of Operations

Six Months Ended September 30, 2009 compared to the Six Months Ended September 30, 2008

Overview. The net loss for the six months ended September 30, 2009 (“2009 Period”) was $1,153,072 compared to a net loss of $1,568,102 for the six months ended September 30, 2008 (“2008 Period”), a decrease of $415,030. This decrease in net loss is primarily attributable to the issuance of 250,000 shares of our common stock to a former executive as compensation during the 2008 Period, which shares were recorded at their fair value of $1,007,500 which was offset by an increase in our wind projet development costs as discussed below.

Revenues. We generated no revenues from our operations for the six months ended September 30, 2009 or for the six months ended September 30, 2008. Our operations have focused upon various business planning activities since inception, and have not generated any revenues.  Accordingly, we are considered to be in the development stage as defined in FASB ASC 915.

Expenses. Our operating expenses were $1,135,170 for the 2009 Period compared to operating expenses of $1,566,679 reported for the 2008 Period, a decrease of $431,509.  The $431,509 decrease in operating expenses was primarily due a $957,959 decrease in general and administrative expenses which was offset by  a $526,450 increase in wind project development costs during the 2009 Period as compared to the 2008 Period. The decrease in general and administration expenses occurred since there was no executive stock based compensation of $1,007,500 during the 2009 Period as compared to the 2008 Period. The increase in wind project development costs during the  2009 Period was due to additional expenses incurred related to the wind project agreements entered into during the 2009 Period that are described above in the Current Operations section..

Three Months Ended September 30, 2009 compared to the Three Months Ended September 30, 2008

Overview. The net loss for the three months ended September 30, 2009 (“2009 Period”) was $659,422 compared to a net loss of $214,149 for the three months ended September 30, 2008 (“2008 Period”), an increase of $445,273.

Revenues. We generated no revenues from our operations for the three months ended September 30, 2009 or for the three months ended September 30, 2008. Our operations have focused upon our wind power project development activities since inception, and have not generated any revenues.  Accordingly, we are considered to be in the development stage as defined in FASB ASC 915 ..

Expenses.  Our operating expenses were $645,055 for the 2009 Period compared to operating expenses of $215,077 reported for the 2008 Period, an increase of $429,978. This increase in operating expenses is primarily attributable to an increase in wind power project development costs of $285,717 which included the issuance of 90,000 shares of our common stock to the two principals of Renergix Wind LLC, our project development consultants, as compensation during the 2009 Period.  The shares issued to the two principals of Renergix Wind LLC were recorded at their fair value of $126,000.  There also was an increase of $141,407 in expenses for advertising, investor services and shareholder relations and an increase of $2,854 in other administrative expenses.

Off Balance Sheet Transactions, Arrangements, or Obligations.

We have no material off balance sheet transactions, arrangements or obligations.

Controls and Procedures

As of the end of the period covered by our 2009 Annual Report on Form 10-K, the Company carried out, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures are effective to ensure information requiring disclosure by the Company in reports which it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

The Company's management is responsible for establishing, designing and maintaining internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities  Exchange Act of 1934) that provide reasonable assurance to our Board of Directors and shareholders regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We have set assessment criteria in accordance with the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control's Integrated Framework.

As of the period ending on September 30, 2009, we carried out, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our internal control over financial reporting. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of internal control over financial reporting are effective at a reasonable assurance level based on said criteria. For the last fiscal quarter of the year ended September 30, 2009 we have made no changes in internal control over financial reporting.

BUSINESS AND PROPERTIES

General.

We are a development stage wind power generation company engaged in the business of developing wind power generation facilities with our development efforts being primarily focused upon wind power generation facilities in the 10 MW to 30 MW range. We currently have six (6) wind energy projects totaling 120 MW or more of potential capacity located on approximately 7,015 acres of land located in the Panhandle area of Texas and northern Arizona. We do not have any wind energy projects in operation currently and it is estimated that it will be up to 18 to 24 months before any of our projects may become operational, which requires that we obtain substantial additional financing and/or equity

Development Strategy and Steps.

Our strategy focuses upon developing our wind power generation facilities from “green field” (or blank state) to operation. Prior to generating revenue from our operations, several phases and steps must be completed, with the potential value of our wind power generations facilities increasing through the steps of the process. Key parts of the development stage, such as acceptable wind data, an interconnection agreement and an off take or power purchase agreement, generally add the most value to the development process.

Under our wind energy development business model, we must complete many of the following steps:

1.	Detailed survey of regional wind data, topography, power market, transmission and permitting characteristics to determine area of interest
2.	Project fatal flaw analysis
3.	Identification of land owner(s)
4.	Secure wind development rights option agreement(s)
5.	Create project legal structure
6.	Procure anemometer and related equipment for the collection of site specific wind data
7.	Environmental assessment, archeological assessment, avian study, ALTA survey
8.	Transmission and interconnection review
9.	Pre-construction review
10.	Electrical engineering review, civil engineering review
11.	Preliminary turbine site plan

12.	Utility transmission study
13.	Secure turbine supply agreement
14.	Final project construction estimates & scheduling
15.	Final permitting for project
16.	Power purchase agreement
17.	Project financing analysis
18.	Tax partner identification (if applicable)
19.	Equity partner identification (if applicable)
20.	Complete power purchase agreement
21.	Complete project financing agreement
22.	Commence project construction
23.	Operations & maintenance selection
24.	Complete project construction
25.	Final commissioning

Development and completion of the foregoing steps carries significant risks. In total, the process of development can take up to two years and cost $500,000 to $1,000,000 or more, before construction and project finance. Many steps in the development process must be met precisely to prevent project failure. Wind power generation facilities in development require significant capital expenditures. We will need substantial additional financing and/or equity in the future in order to fund development, operating and maintenance costs and expenses. There is no assurance that we will be able to obtain sufficient additional financing and/or equity, or that the terms thereof will be favorable. If we are unable to obtain additional financing and/or equity on a timely basis, we may have to curtail our development activities or be forced to sell assets, which could have a material adverse effect on our business, financial condition and results of operation.

Wind Project Agreements.

We do not own the property underlying our wind projects. Instead, we will enter into Wind Project Agreements whereby we received licenses and easements from the landowners that give us the right to install our meteorological equipment, turbines, transmission lines and related equipment and prohibits the landowners from, among other things, building improvements that interfere with or obstruct the operation or maintenance of our wind project, and building or locating any power generation equipment on the subject property. The term of the Wind Project Agreement usually cover two different periods. The first is an evaluation period of five years, with our option to extend the evaluation period for three additional, consecutive one (1) year periods. The second is a 30-year operation period, with our option to extend the operation period for two additional, consecutive ten (10) year periods.

The provisions of our Wind Project Agreement are substantially similar for all of our wind energy projects. Specific terms for individual landowners may differ occasionally, but except for the Addendum with two landowners as noted below, none of our current Wind Project Agreements differ significantly from the general structure, the pertinent items of which are summarized here:

·           During the evaluation period, the landowner receives various fees and payments including an Evaluation Fee (annual fee based on $5.00 per acre for the land comprising the wind project) and a Met Tower Fee (annual fee of $1,000 each year during which a meteorological tower in located on the project).

·           During the operation period, the landowner receives a variety of fees and payments including, without limitation, an Installation Fee (one time payment based on each  nameplate megawatt of installed wind turbine capacity), an Operating Fee (annual payment based on each nameplate megawatt of installed wind turbine capacity), a Substation Fee (one time payment for each substation or interconnection facility installed on the property), a Transmission Fee (one time payment per Rod for any above-ground high-voltage transmission lines installed on the property) and a Royalty Percentage (a escalating percentage of gross revenues throughout the terms of the operating period).

·           We have the right to conduct wind studies, access the land, install meteorological towers and begin the permitting process with the landowners’ cooperation.

·           By the third anniversary of the Effective Date, if we have not satisfied, as applicable, certain milestones pertaining to application to interconnect to the transmission or distribution system, a wildlife monitoring study and a wildlife site characterization study, then we and the subject owners will, in good faith, negotiate means for us to satisfy such milestones. However, if the parties are unable to reach such agreement, then we will release the subject owner from the terms of the Agreement.

·           The landowner is prohibited from, among other things, building improvements that interfere with or obstruct the operation or maintenance of our wind project, and building or locating any power generation equipment on the subject property

·           We have the ability to assign our rights to a third party without the owner’s consent. Also, we have the right to encumber our interests with debt to finance the wind project.

An Addendum to our standard Wind Power Agreement was entered into with three landowners involving approximately 1,070 acres of land located in Donley County, Texas, which property is included in our Leila Lakes wind project. Among the specific terms and provisions contained in the Addendum are the following:

·           We agreed to pay the owner’s reasonable attorney’s fees incurred in negotiation of the Agreement. If we fail to pay such attorney’s fees, the Agreement will be void and of no legal effect.

·           We agreed to pay all taxes attributable to wind systems on the subject property including, without limitation, any increase in real property taxes assessed as a result of installation or attributable to reclassification of the subject property. The parties agree to use commercially reasonable efforts to cause the assessor to issue separate parcel number for the wind systems and to cause the assessor to issue separate tax bills to both us and the property owner.

·           If there is a material default by us under the Agreement, the property owner may terminate the Agreement if we fail to cure the material default within sixty (60) days from time of notice or fails to initiate steps to cure such material default within sixty (60) days and thereafter diligently continue steps to cure until completion.

·           On termination, we agreed to return and surrender the subject Property to its owner and will remove all wind systems on the property within one year from date of termination. If we fail to remove wind systems within the time allowed, the owner may remove and sell such wind systems and we will reimburse the owner for costs of removal less salvage value recovered. If salvage value exceeds removal costs, the owner shall retain such excess.

Current Wind Project Developments

We are currently involved in the development of six (6) separate wind projects having 120 MW, or more, of total potential generating capacity. Pertinent information concerning each of these wind projects is summarized in greater detail below.

Blue Creek Wind Energy Facility LLC. The Blue Creek project is located in Moore County, Texas and has an estimated generating capacity of 30 MW or more when completed. In connection with this project, Blue Creek Wind Facility LLC, a Texas limited liability company was formed, with Nacel being the sole managing member and 100% owner. The various aspects of the Blue Creek project are summarized below.

Agreement and Land Rights.  In October, 2008, we entered into a Wind Project Agreement covering 2,082 acres of land located in Moore County, Texas, which pertains to the development of our Blue Creek wind energy project. In addition, we entered into a Right of First Refusal Agreement whereby we can lease an additional 1,413 acres of land located in Moore County, Texas, which pertains to the development of our Channing Flat wind energy project.

Project summary.  Blue Creek will be developed in phases with total potential capacity at build out of 30 MW or more of electrical production. Each phase at Blue Creek is approximately 10 MW and comprised of clusters of 6-10 wind turbines.  The Company intends to complete the build-out of the phases over 24 to 48 months.

Recent Developments.  In June, 2009, we filed an Application for Interconnection with Southwestern Public Service Company (SPS), a subsidiary of XCEL Energy, for the Blue Creek project. In October, 2009, after considering our submission, SPS provided us with a scope of work, including a detailed cost estimate of the transmission equipment and engineering resources required to accommodate the Blue Creek project. Following an internal review, we formally executed the necessary document from SPS, accepting the scope of work without revision, and additionally forwarded $135,000 for the immediate commencement of the work to be performed by SPS. SPS estimated a period of 24 weeks before all engineering and the installation and modification of equipment in conjunction with the interconnection, is to be completed.

In September, 2009, we completed our environmental assessment work, significant pre-construction work and other efforts at Blue Creek. We also received FAA permits covering the placement of 27 turbines at the Blue Creek project.

Capital investment. In order to fully implement and complete this project, Blue Creek Wind Facility LLC will be required to invest $1.8 million of capital per megawatt for a total cost of $54 million or more at build out.

Implementation.  We have initiated and/or completed work on items one through nine of our wind energy project development model. Work will begin as soon as practicable on the other items of our wind energy project development business model.

Channing Flats Wind Energy Facility LLC.  The Channing Flats project is located in Moore County, Texas and has an estimated generating capacity of 20 MW or more when completed. In connection with this project, Channing Flats Wind Facility LLC, a Texas limited liability company was formed, with Nacel being the sole managing member and 100% owner. The various aspects of the Channing Flats project are summarized below.

Agreement and Land Rights.  In October, 2008, we entered into a Wind Project Agreement covering 2,082 acres of land located in Moore County, Texas, which pertains to the development of our Blue Creek wind energy project. In addition, we entered into a Right of First Refusal Agreement whereby we can lease an additional 1,413 acres of land located in Moore County, Texas, which pertains to the development of our Channing Flat wind energy project..

Project summary. Channing Flats will be developed in phases with total potential capacity at build out of 20 MW or more of electrical production. Each phase at Channing Flats is approximately 10 MW and comprised of clusters of 6-10 wind turbines. The Company intends to complete the build-out of the phases over 24 to 48 months.

Recent Developments. In July, 2009, we filed an Application for Interconnection with Southwestern Public Service Company, a subsidiary of XCEL Energy, for the Channing Flats project. In September, 2009, we completed our environmental assessment work, significant pre-construction work and other efforts at Channing Flats project.. We also received FAA permits covering the placement of 18 turbines at the Channing Flats Creek project.

Capital investment.  In order to fully implement the project, Channing Flats Wind Facility LLC will be required to invest $1.8 million of capital per megawatt for a total cost of $36 million or more at build out.

Implementation.  We have initiated and/or completed work on items one through nine of our wind energy project development model. Work will begin as soon as practicable on the other items of our wind energy project development business model.

Swisher Wind Energy Facility LLC.  The Swisher Wind project is located in Swisher County, Texas and has an estimated generating capacity of 20 MW or more when completed. In connection with this project, Swisher Wind Facility LLC, a Texas limited liability company was formed, with Nacel being the sole managing member and 100% owner. The various aspects of the Swisher Wind project are summarized below.

            Agreement and Land Rights. In mid-January, 2009, we entered into a Wind Project Agreement covering 1,573 acres of land located in Swisher County, Texas, which pertains to the development of our Swisher wind energy project.

Project summary.  Swisher will be developed in phases with total potential capacity at build out of 20 MW or more of electrical production. Each phase at Swisher is app. 10 MW and comprised of clusters of 6-10 wind turbines. The Company intends to complete the build-out of the phases over 24 to 48 months.

Recent Developments. In July, 2009 we submitted an Application for Operation of Customer Owned Generation to Swisher Energy Cooperative, Inc. for the Swisher project. In September, 2009, we completed our environmental assessment work, significant pre-construction work and other efforts at the Swisher project. We also received FAA permits covering the placement of 18 turbines at the Blue Creek project.

Capital investment.  In order to fully implement the project, Swisher Wind Facility LLC will be required to invest $1.8 million of capital per megawatt for a total cost of $36 million or more at build out.

Implementation.  We have initiated and/or completed work on items one through nine of our wind energy project development model. Work will begin as soon as practicable on the other items of our wind energy project development business model.

Hedley Pointe Wind Energy Facility LLC.  The Hedley Pointe project is located in Donley County, Texas and has an estimated generating capacity of approximately 10 MW  or more when completed. In connection with this project, Hedley Pointe Wind Facility LLC, a Texas limited liability company was formed, with Nacel being the sole managing member and 100% owner. The various aspects of the Blue Creek project are summarized below.

Agreement and Land Rights. In late January, 2009, we entered into a Wind Project Agreement covering 636 acres of land located in Donley County, Texas, which pertains to the development of our Hedley Pointe wind energy project.

Project summary.  Hedley Pointe will be developed with total potential capacity at build out of 10 MW or more of electrical production. Hedley Pointe is anticipated to comprise a cluster of 6-10 wind turbines. The Company intends to complete the build-out of Hedley Pointe over 24 to 48 months.

Recent Developments. In September, 2009, we submitted a Request for Small Generator Interconnection to Golden Spread Electric Cooperative, Inc., acting as agent for Swisher Electric Cooperative, Inc., for our Headley Pointe project.

Capital investment.  In order to fully implement the project, Hedley Pointe Wind Facility LLC will be required to invest $1.8 million of capital per megawatt for a total cost of $18 million or more at build out.

Implementation.  We have initiated and/or completed work on items one through nine of our wind energy project development model. Work will begin as soon as practicable on the other items of our wind energy project development business model.

Leila Lake Wind Energy Facility LLC.  The Leila Lake project is located in Donley County, Texas and has an estimated generating capacity of approximately 10 MW  or more when completed. In connection with this project, Leila Lake  Wind Facility LLC, a Texas limited liability company was formed, with Nacel being the sole managing member and 100% owner. The various aspects of the Leila Lake project are summarized below.

Agreement and Land Rights. In January, 2009, we entered into four (4) separate Wind Project Agreement covering an aggregate of 1,025 acres of land located in Donley County, Texas. In August, 2009, we entered into an additional three (3) Wind Project Agreements covering an aggregate of 1,032 acres of land located in Donley County, Texas. These lands comprise the development of our Leila Lakes wind energy project.

Project summary.  Leila Lake will be developed with total potential capacity at build out of 10 MW or more of electrical production. Lela Lakes is anticipated to comprise a cluster of 6-10 wind turbines. The Company intends to complete the build-out of Leila Lakes over 24 to 48 months.

Capital investment.  In order to fully implement the project, Leila Lake Wind Facility LLC will be required to invest $1.8 million of capital per megawatt for a total cost of $18 million or more at build out.

Implementation.  We have initiated and/or completed work on items one through nine of our wind energy project development model. Work will begin as soon as practicable on the other items of our wind energy project development business model.

Snowflake  Wind Energy Facility LLC.  The Snowflake project is located in Navajo County, Arizona and has an estimated generating capacity of approximately 10 MW or more when completed. In connection with this project, Snowflake Wind Facility LLC, an Arizona limited liability company was formed, with Nacel being the sole managing member and 100% owner. The various aspects of the Snowflake project are summarized below.

Agreement and Land Rights. In Juyl, 2009, we entered into a Wind Project Agreement covering 640 acres of land located in Navajo County, Arizona, which pertains to the development of our Snowflake  wind energy project.

Project summary.  Snowflake will be developed with total potential capacity at build out of 10 MW or more of electrical production. Snowflake is anticipated to comprise a cluster of 6-10 wind turbines. The Company intends to complete the build-out of Snowflake over 24 to 48 months.

Capital investment.  In order to fully implement the project, Snowflake Wind Facility LLC will be required to invest $1.8 million of capital per megawatt for a total cost of $18 million or more at build out.

Implementation.  We have initiated and/or completed work on items one through nine of our wind energy project development model. Work will begin as soon as practicable on the other items of our wind energy project development business model.

Other Wind Energy Projects

Our operations team is constantly assessing new opportunities in areas with strong and dependable wind speeds and which offer affordable land arrangements with property owners, accessible power transmission and proximity to construction resources. The following describes the status of other wind energy projects.

Other Projects in the United States. We have initiated and/or completed steps one and two of our wind energy project development model with regard to two potential wind energy projects to be located in  Kansas and Illinois. Work will begin as soon as practicable on the other items of our wind project development business model with respect to each of these potential projects.

Dominican Republic.  On May 19, 2008, the Company signed an agreement encompassing terms for a proposed joint venture wind power project with Ridge Partners Dominicano (Norte), S.A to be located in the Dominican Republic. Ridge Partners Dominicano (Norte) S.A. is a Dominican corporation that has entered into a lease agreement with Instituto Agrario Dominicano (IAD) for the use of up to 300,000 hectares of land for the purpose of renewable energy development.  The proposed location, on approximately 2200 hectares of land south of the town of Monte Cristi in the province of Monte Cristi, has been determined by the Company to be unsuitable for commercial utility scale wind power generation due to insufficient wind resources. Accordingly, the Company has elected not to proceed with further development at the proposed location and the agreement with Ridge Partners Dominicano (Norte), SA has terminated and expired.

The Company has identified potential sites to the southwest of the previous proposed location on various ridge lines in the province of Monte Cristi, as well as an additional coastal site in the province of Pedernales, each with indicated wind resources and electrical infrastructure suitable for commercial utility scale power generation. The Company intends to pursue a lease agreement with respect to the new locations, directly with the IAD and other relevant Dominican governmental authorities.

Regulation

The following is a brief summary of certain applicable regulations in the United States and is not, nor should it be considered, a full summary of the law or all related issues.

Energy Regulation.  Under the Federal Power Act (FPA), FERC has exclusive rate-making jurisdiction over wholesale sales of electricity and transmission in interstate commerce. The FPA subjects “public utilities” within the meaning of the FPA, among other things, to rate and corporate regulation by FERC. In particular, sellers of electricity at wholesale in interstate commerce and transmission of electricity in interstate commerce are regulated by FERC with respect to: the review of the terms and conditions of wholesale electricity sales and transmission of electricity; the need to obtain advance approval of disposition of public utility facilities, mergers, purchases of securities of other public utilities, acquisitions of existing generation facilities and changes in upstream ownership interest; the regulation of their borrowing and securities issuances and assumption of liabilities; and the review of interlocking directorates. Wind parks with market-based rate authority are subject to regulation by FERC as a “public utility” pursuant to FPA.

In addition to direct regulation by FERC, we believe that our wind project will be subject to rules and terms of participation imposed and administered by regional transmission operators and independent systems operators. Although these entities are themselves ultimately regulated by FERC, they can impose rules, restrictions and terms of service on marker participants, like our wind projects, that can have a material impact on our business.

Some of our wind projects will be subject to varying degrees of regulation by state public utility commissions. State public utility commissions have historically had broad authority to regulate both the rates charged by, and the financial activities of, electric utilities that sell electricity at retail, and a number of other matters related to electric utilities. State laws may also impose certain regulatory and reporting requirements on other owners and operators of generation facilities.

All of our wind projects will, before construction can begin, require approval from the zoning boards of the relevant county governments in which the projects are located. Accordingly, before construction begins, we will need to obtain the necessary zoning/conditional use permits. We have not applied for, nor obtained, any such use permits for any of our existing wind projects.

Environmental Regulation.  Our wind project development activities are not, at this time, subject to specific environmental laws or regulations in the State of Texas. However, there can be no assurances that there will not be new regulation passed in the future.

Local laws may in the future also regulate other aspects of our wind project development and operation, by setting limits on the use of local roads, setback requirements and noise standards. If we fail to comply with these possible future requirements, or with other regulatory standards, we may be denied permits that are required for construction or operation, or become subject to potential regulatory enforcement actions.

Competition.

In the United States, large utility companies dominate the energy production industry and coal continues to be the primary resource for electricity production. Electricity generated from wind energy faces competition from other traditional resources such as coal, hydro, natural gas and nuclear power. We expect that the primary competition for the wind power industry will continue to come from utility company producers of electricity generated from coal and other non-renewable energy sources. Also, as the relative advantages or disadvantages of wind over fossil fuel-based generation are resolved over time, and potential legislation regimes arise, it is likely that the utilities themselves will elect to develop wind power assets themselves.

 Non-utility entrants in the wind power development market, however, face certain barriers to entry. The capital cost of buying and maintaining turbines are high. Other significant factors include the cost of land control and/or acquisition, the availability of transmission lines and the cost to tie into those lines, land use considerations and the environmental impact of construction and operations. Finally, another critical barrier to entry into the wind power development business is the necessary experience required to bring project to the point where they are able to secure interconnection agreements, power purchase agreements and project financing for construction.

While we are aware of several other companies that are working to develop medium size wind energy projects, none of these companies are currently directly competing with us in the geographic areas in which we are active.

Employees.

We have 5.5 full time equivalent employees including full time and part-time consultants.

Patents and Trademarks.

We have no trademarks or other proprietary rights registered with the U.S. Patent and Trademark Office.

DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth the names of all of our current directors and officers. We have a Board of Director comprised of three members. Executive officers serve at the discretion of the Board of Directors and are appointed by the Board of Directors. Each director holds office until a successor is duly elected or appointed.

As of December 30, 2009, the members of our Board of Directors and our executive officers were as follows:

Name	Position Held with our Company	Age	Date First Elected or Appointed

Brian Lavery	Director	47	February 6, 2006
Murray Fleming	Director	46	February 6, 2006
Paul E. Turner	President and CEO	45	July 15, 2009
Mark Schaeftlein	Chief Financial Officer	51	July 15, 2009

Biographical Information

The following is a brief account of the education and business experience of each director and executive officer during at least the past five years, indicating each person's principal occupation during the period, and the name and principal business of the organization by which he was employed.

Brian Lavery, Director;   Mr. Lavery joined Nacel Energy on February 6, 2006 and is currently a Director. From February 2003 to December 31, 2008, he was project controls specialist with Fluor Corporation, an organization which provides commercial and industrial engineering, construction and project management services. From May 2004 to November 2004, he was project manager with FRPD Limited, an organization which provides in marine engineering, construction and project management services. From October 2002 to March 2004, he was commercial manager, industrial construction with Walter Bau AG, an organization specializing in commercial and industrial engineering, construction and project management. In 1989, he was industrial project manager with Cana Limited, an organization which provides commercial and industrial engineering, construction and project management services. In 2001, he earned a Master’s degree in Business Administration from Simon Fraser University. In 1987, he earned a Bachelor of Arts in Economics from the University of British Columbia. In 1984, he received his card in the International Association of Machinists.

Murray Fleming, Director;  Mr. Fleming joined Nacel Energy on February 6, 2006 and is currently a Director. From May 2005 to July 2005, he was president and chief executive officer of Iguana Ventures an exploration stage company engaged in the acquisition and exploration of resource properties. From February 2005 to present, he has been a principal of Before the Bell Publishing LLC, an organization which provides investor relations and communications service. From July 2004 to January 2005, he was a business development executive with Skyline Investor Relations, an organization which provides investor relations and communications services to energy and resource companies. From November 2003 to June 2004, he was a business development executive with Telus, an organization which provides data and telecommunications networks. From August 2000 to September 2003, he was a business development executive with BCE, an organization which provides data and telecommunications networks. In 1986, he earned a Bachelor of Arts in Economics & Environmental Studies from the University of Victoria.

Paul E. Turner, President and CEO; Paul Turner is a principal of Renergix, Inc., an entity which, effective as of January 1, 2009, has provided consulting services for  the Company. Since August 2008, Dr. Turner was assisting in the implementation of the Company’s wind power development strategies. In 2008, Dr. Turner was also Managing Director of People’s Energy Resource Corporation (PERC), an affiliate of Peoples Gas of Chicago, IL. While at PERC, Dr. Turner was responsible for energy generation facilities asset acquisition and development. Prior to his career with PERC, Dr. Turner was a founding principal of Cornerstone Energy Advisors, a boutique mergers and acquisition firm which provided strategic and financial advice on over $2 billion in acquisitions and divestitures of natural gas, oil and coal-fired electric generating facilities. Also, from 1999 to 2000, Dr. Turner served as an Associate Professor at New Mexico State University and was a consultant to the New Mexico Attorney General concerning the deregulation of electrical markets. Mr. Turner earned his B.Sc. in electrical engineering (power concentration) from the University of Illinois in 1987, his M.Sc. in electrical engineering (Electric Utility Management Program) from New Mexico State University in 1991 and his Ph.D. in economics (environmental and regulatory issues) in 1997, from the University of Wyoming.

Mark Schaeftlein, Chief Financial Officer;   Mark Schaftlein, earlier in 2009 prior to his appointment as an executive officer, served in an advisory capacity to the Company, focusing upon improving our management, financial and corporate structure. Mr. Schaftlein is the founder and Chief Executive Officer of Capital Consulting, Inc., an advisory firm which for the past 8 years has assisted smaller public companies in the areas of capital sourcing, debt restructuring and business strategy. In addition to NACEL Energy, Mr. Schaftlein has also previously served in officer and director capacities with other public companies including Far East Energy Corporation, SP Holdings (later Organic to Go) and Ortec International.  From 1982 to 2000, Mr. Schaftlein held a number of management positions in the banking industry, initially with Citicorp through 1992, then Fleet Financial, National Lending Center and Westmark Group Holdings from 1995 to 2000.  During his tenure at Westmark, Mr. Schaftlein served as CEO and helped it achieve $100M in corporate financing. Mr. Schaftlein earned a degree in Business Administration from Western Kentucky University in 1980.

Family Relationships

There are no family relationships between any director or officer.

Involvement in Certain Legal Proceedings

During the past five years, none of our directors, executive officers, promoters or control persons has been involved in any of the following legal proceedings:

·
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

·	convicted in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

·
subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

·	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Audit Committee Financial Expert

We do not have a separately designated audit committee, but rather the entire Board of Directors serves as its audit committee.  None of the current board members have been designated as the equivalent of the “audit committee financial expert” as neither member is considered independent and neither member would otherwise satisfy the criteria adopted under the Securities Exchange Act for financing accounting expertise. During the ensuing fiscal year, we expect to consider expanding our Board of Directors and believe that such expansion will include the appointment of independent directors, the establishment of a formal audit committee and the appointment of an audit committee member who meets the criteria adopted under the Securities Exchange Act for financial accounting expertise and independence.  However, we caution, given the risk and exposure associated with board participation, recruiting independent directors, especially those that qualify as a financial expert, may prove difficult. Furthermore, director compensation and insurance premiums could prove costly.  Accordingly, we may alter or vary our plans based upon these concerns in addition to changes in circumstances, lack of funds, and/or other events which we are not able to anticipate.

Changes to Nominating Process.

Given our small size and the small size of our Board, we do not currently have a Nominating Committee and no formal procedures have been established concerning the selection and nomination of directors. The Board is open to receiving recommendations from shareholders as to potential candidates it might consider.

Code of Ethics.

Due to our small size and efforts to establish our business, we have not yet adopted a Code of Ethics which applies to executive officers and employees, including our Chief Executive Officer and Chief Financial Officer. However, the Board does intent to adopt a Code of Ethics in the ensuing months which will be disclosed in a Current Report on Form 8-K.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid or accrued to our Chief Executive Officers, former President and Chief Financial Officer for fiscal 2009 and 2008. No other director, officer or employee received annual compensation that exceeded $100,000.

			Stock	Non-Equity	All
Name and	Fiscal	Salary	Awards	Incentive Plan	Other	Total
Principal Position	Year	($)	($)	Compensation	Compensation	($)
			(1)(2)	(3)	(4)
Paul Turner	2009(5)	$125,000	$0	$0	$0	$125,000
President and CEO		0	$0	$0	$0	$0

Brian Lavery	2009	$0	$0	$0	$30,000	$30,000
Chief Executive Officer	2008	$0	$0	$0	$0	$0

Daniel Leach	2009	$0	$1,007,500			1,007,500
President

Mark Schaeftlein	2009(5)	$34,250	$0	$0	$0	$34,250
Chief Financial Officer		$0	$0	$0	$0	$0

Murray Fleming	2009	$0	$0	$ ―	$ ―	$0
Chief Financial Officer	2008	$0	0			0

(1)	The amount shown for each executive officer is the fair value of the stock awards issued during fiscal 2009 and fiscal 2008.

(2)
As noted in the above table, during fiscal year 2009, we issued 250,000 shares of restricted common stock to Daniel Leach, our former CEO, as compensation. These shares were recorded at their fair value of $1,007,500.

(3)	During fiscal year 2009, we issued a total of 16,000 shares to four (4) persons pursuant to the terms of our Stock Award Plan.
(4)	Indicates amount paid to Mr. Lavery for services as a consultant to the Company
(4)	Indicates amount of compensation paid during the period from July 14, 2009 through December 31. 2009 pursuant to the terms of each party’s respective employment agreement.

Employment/Consulting Agreements

On February 1, 2009, a Joint Development Agreement was entered into between us and Renergix Wind LLC (“Renergix”), having an effective date of January 1, 2009. Under this Agreement, Renergix was engaged for a term of five (5) years to provide project development, project financing and asset divesture due diligence and other services associated with managing our wind power development opportunities that may be requested from time to time.

Under the terms of the Agreement, Renergix receives the following compensation:

·	A Monthly Payment in the agreed amount of $57,281.25. The Monthly Payment may be altered, amended or otherwise modified in the future as may be mutually agreed upon by the parties.

·
For Qualified Projects, we provide share-based compensation to Renergix in the aggregate amount of up to 120,000 shares of restricted common stock for each Qualified Project. The shares will be issued in increments of generally 15,000 shares upon specified milestones being achieved.

·
For existing Qualified Projects and all future projects receiving Qualified Project status, we have agreed to pay a Project Success Fee of $20,000/installed MW for each phase of the Qualified Project payable within 15 days of final close of each phase of each Qualified Project.

Other pertinent provisions and terms of the Joint Development Agreement include, without limitation, the following:

·
Renergix agrees to a confidentiality provision which requires that all “confidential information” be held in strict confidence without copy, reproduction, transfer or other disposition during the period of the Agreement and for two (2) years thereafter.

·
Renergix can provide services to third parties similar to those provided the Company, provided that the time and effort of the services performed by the Management Team are not jeopardized, disrupted or otherwise compromised.

·
Either we or Renergix can terminate the Agreement until 90 days advance written notice, except when termination “for cause” occurs. Prior to effective date of termination, each party shall continue to abide by the terms and conditions of the Agreement and comply fully with its obligations.

·
Upon termination, specific provisions set forth the right of Regenerix to continue to receive Milestone Compensation and the Success Fee.  In the cause of termination “for cause” by the Company or termination by Renergix which is for reason which is not “for cause,” Renergix shall be entitled to receive Milestone Compensation and the Success Fee which may arise during the three (3) month period after the effective date of termination.  However, if the termination by the Company is for any reason which is not “for cause” or termination by Renergix “for cause,” Renergix shall be entitled to receive Milestone Compensation and the Success Fee which may arise after the effective date of termination until the end of the five (5) year term of the Agreement.

·
In the event of any disputes, the parties will initially mediate but if no mutual settlement is reached within 90 days, the dispute will be submitted to binding arbitration. The prevailing party shall receive its costs and expenses including reasonable attorney’s fees.

Effective as of July 15, 2009, we entered into an Employment Agreement with Paul Turner, as Chief Executive Officer, which is for a term which expires on July 1, 2012 unless terminated sooner. As compensation, Dr. Turner receives a base salary of $25,000 per month together with fringe benefits and other perquisites offered by the Company which includes public holidays and 14 days of paid vacation per 12 month period, which vacation benefit must be used as it does not accrue or extend into subsequent periods and no right exits to receive payment for any unused vacation time.  The Employment Agreement contains various other provisions which includes, without limitation, confidentiality, non-solicitation and non-compete provisions, provisions applicable to termination of employment (with and without cause) and other miscellaneous provisions.

Effective as of July 15, 2009, we entered into an Employment Agreement with Mark Schaftlein, as Chief Financial Officer, which is for a term which expires on July 1, 2012 unless terminated sooner. As compensation, Mr. Schaftlein receives a base salary in the amount of $10,000 per month until March 31, 2010 and thereafter until the end of the term in the amount of $12,500 per month.  In addition, Mr. Schaftlein shall receive fringe benefits and other perquisites offered by the Company which includes public holidays and 14 days of paid vacation per 12 month period, which vacation benefit must be used as it does not accrue or extend into subsequent periods and no right exits to receive payment for any unused vacation time.  The Employment Agreement contains various other provisions which includes, without limitation, confidentiality, non-solicitation and non-compete provisions, provisions applicable to termination of employment (with and without cause) and other miscellaneous provisions.

Except as noted above, there are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our executive officers except for a Stock Award Plan which expired on March 31, 2009.

Directors Compensation

Members of our Board of Directors are entitled to an award of up to $15,000 in director’s fees and up to 12,000 shares of common stock each fiscal year. Our directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. In addition, our Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

During the period ending December 31, 2009, we awarded $15,000 in director’s fees to Brian M. Lavery. In addition, we paid director’s fees to Mr. Fleming in the amount of $18,000 (which included a $3,000 special award)  No other directors received remuneration during the period.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of December 30, 2009, there were 22,111,000 shares of our common stock issued and outstanding. The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of that date by (i) each of our directors, (ii) each of our executive officers, and (iii) all of our directors and executive officers as a group. Except as set forth in the table below, there is no person known to us who beneficially owns more than 5% of our common stock. The number of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and any shares which the individual has the right to acquire within 60 days of December 31, 2009 through the exercise of any stock option or other right. Unless otherwise noted, we believe that each person has sole investment and voting power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class (1)
Brian Lavery (2) c/o 9375 E. Shea Blvd., Suite 100 Scottsdale, Arizona 85260	7,325,000	33.1%
Murray Fleming (3) c/o 9375 E. Shea Blvd., Suite 100 Scottsdale, Arizona 85260	1,000,000	4.5%
Paul Turner (4) 9375 E. Shea Blvd. Suite 100 Scottsdale, Arizona 85260	312,500	1.5%
Mark Schaftlein (5) c/o 9375 E. Shea Blvd., Suite 100 Scottsdale, Arizona 85260	275,000	1.2%
Directors and Executive Officers as a Group (4 persons)(2)(3)(4) and (5)_	8,912,500	40.3%

(1)	Based on 22,111,000 shares of common stock issued and outstanding as of December 30, 2009.

(2)	All 8,000,000 shares are owned directly by Mr. Lavery.

(3)	All 1,000,000 shares are owned directly by Mr. Fleming

(4)	All 312,500 shares are owned directly by Mr. Turner

(5)	All 275,000 shares are owned directly by Mr. Schaftlein

Changes in Control

We are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change of control of our company.

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH MANAGEMENT

Except as disclosed herein, there have been no transactions or proposed transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

On January 7, 2008, Murray Fleming, an officer, director and principal shareholder, entered into a stock purchase agreement with Darby Investments LLC, a personal holding company of our former CEO, Daniel Leach, for the exchange of 1,000,000 shares of Mr. Fleming’s personal holdings of Nacel Energy common stock in return for the organization and delivery of four development stage wind energy projects known as Blue Creek, Channing Flats, Kansas and the Dominican Republic. The transaction also included wind data collected from anemometers at various locations over a period of years in the States of Texas, Kansas, Wyoming, Colorado and New Mexico. The scope of organization and delivery included a survey of regional characteristics including topography, power market, transmission and permitting, the opening of discussions with local power authorities, securing the wind development rights related to the projects, the sourcing of anemometers to be located at the project sites and the sourcing and implementation of software to manage the collection of the data.  On March 13, 2008, we acquired these four wind power generation projects in a non-arms length transaction with Mr. Fleming for $1. In addition, we acquired the wind data. The acquisition of the projects and the wind data is recorded in our consolidated statement of expenses as wind project development costs of $490,000.

At inception, Nacel Energy entered into an agreement with Murray Fleming, an officer, director and principal shareholder, whereby Mr. Fleming provided us an unsecured, no-interest $250,000 line of credit repayable at an unspecified future date. Effective July 1, 2008, the terms of the line of credit were modified to provide that simple interest would be added to the outstanding balance of the line of credit, once each quarter, based upon the current 3 month LIBOR plus 500 basis points. Thereafter, on December 31, 2008, the terms of the line of credit were further modified to provide for payment of interest once each quarter and to establish a maturity date of January 1, 2010. However, the maturity date has been further extended until April 1, 2010 when the outstanding balance under the line of credit and any accrued interest would be due and payable in full. Total interest on the line of credit for the fiscal year ended March 31, 2009 was $13,236, of which $2,743 was added to the balance due under the line of credit, $2,630 was added to Paid-in Capital and the remaining $7,863 was accrued and paid.

As of March 31, 2009, the $250,000 line of credit extended by the Mr. Fleming was fully drawn upon, and no further amounts are available for borrowing unless the loan agreement is re-negotiated, of which there are no assurances. All amounts outstanding on the line of credit maturity date are due and payable on April 1, 2010, the maturity date. However, the repayment of this loan has been subordinated to the payment in full of the Senior Secured Convertible Note issued in late November, 2009.

On January 6, 2009, we cancelled a total of 1,000,000 shares of common stock owned by Brian Lavery, an officer, director and principal shareholder, with such cancellation being made without any consideration being received by Mr. Lavery. The cancellation of these shares, as requested by Mr. Lavery, to avoid dilution of shareholders in the private placement of 1,000,000 shares of our common stock on December 23, 2008.

DESCRIPTION OF SECURITIES

General

The following summary includes a description of material provisions of the Company’s capital stock.

Authorized and Outstanding Securities

The Company is authorized to issue 50,000,000 shares of Common Stock par value $0.01 per share (the ‘‘Common Stock’’). The Company is not authorized to issue any shares of preferred stock at this time.  As of December 30, 2009, there were issued and outstanding:

•	22,111,000 shares of Common Stock.

•
Class A Warrants issued to a Selling Shareholder for the purchase of 1,250,000 shares of Common Stock at an exercise price equal to $0.90 per share, through a five year term which expires November 24, 2014.

•
Class B Warrants issued to a Selling Shareholder for the purchase of 1,000,000 shares of Common Stock at an exercise price of $.90 per share through the earlier of: (i) 12 months after a registration statement covering the shares of our common stock issuable upon conversion or exercise (as the case may be) of the Note and Warrants is declared effective by the SEC; or (ii) November 24, 2011.

•
Class C Warrants issued to a Selling Shareholder for the purchase of up to 1,250,000 shares of Common Stock at an exercise price of $0.90 per share, through various dated the latest of which is November 24,, 2015.

•
Class A Warrants issued to placement agent in connection with private placement of the Note and Warrants for the purchase of 83,333 shares of Common Stock at an exercise price of $0.90 per share, through a five year term which expires November 24, 2014.

Common Stock

Holders of the Company’s Common Stock are entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by resolution of the board of directors. No dividends have ever been declared by the Board of Directors on the Common Stock. Holders of the Company’s Common Stock do not have cumulative voting rights and are entitled to one vote per share on all matters to be voted upon by stockholders with the result that if the holders of more than 50% of the shares of Common Stock voted they could elect all of the directors. The Common Stock is not entitled to preemptive rights and is not subject to redemption, including sinking fund provisions, or conversion. Upon the liquidation, dissolution or winding up of the Company, the assets, if any, legally available for distribution to stockholders, are distributable ratably among the holders of the Common Stock.  All outstanding shares of the Common Stock are validly issued, fully-paid and nonassessable. The rights, preferences and privileges of holders of the Common Stock will be subject to the preferential rights of all classes or series of preferred stock, if any, which may be issued in the future.

SELLING SHAREHOLDERS

This prospectus relates to the resale from time to time of up to a total of 4,783,333 shares of our common stock by the selling shareholders, comprising:

·	1,200,000 shares of common stock issuable upon conversion of, and as payment on, the Note;

·	3,500,000 shares of common stock issuable upon exercise of Warrants issued to the Investor, as the holder of the Note; and

·	83,333 shares of common stock issued to or issuable upon exercise of Class A Warrants issued to placement agent.

The Note and Warrants were issued in our November Private Placement and are described above under the caption DESCRIPTION OF PRIVATE PLACEMENT AND CONVERTIBLE NOTE. We are registering the shares being offered under this prospectus pursuant to a Registration Rights Agreement, dated November 24, 2009, that was entered into between us and the selling shareholder in connection with the private placement. We are registering the shares to permit the selling shareholder to offer these shares for resale from time to time. The selling shareholder may sell all, some or none of the shares covered by this prospectus. All information with respect to beneficial ownership has been furnished to us by the selling shareholders. For more information, see section of this prospectus entitled PLAN OF DISTRIBUTION.

The aggregate number of the shares of common stock set forth in the table above represent 120% and 100% respectively of the number of shares issuable as of the date of the Registration Rights Agreement upon the conversion of the Note and as scheduled monthly payments thereon and upon the exercise of the subject warrants. These aggregate number of shares of common stock are a good faith estimate of the maximum number of shares of common stock issuable pursuant to the Note and the subject warrants.

The following table, based upon information currently known by us, sets forth as of December 30, 2009: (i) the number of shares held of record or beneficially by the selling shareholders as of such date and assuming conversion or exercise (as the case may be) of the  Note, all Warrants and other warrants and rights held by the selling shareholders as of such date, (ii) the number of shares that may be offered under this prospectus, and (iii) a footnote reference to any material relationship between us and the selling shareholder, if any. The table below includes 100% of the shares issuable upon conversion of the Note and the payments thereon and upon the exercise of the Warrants; therefore, the sum of the shares listed in the Number of Shares Offered by Selling shareholder column does not reflect the additional 300,000 shares we are registering under this prospectus based upon our good faith estimate of the maximum number of shares of common stock issuable pursuant to the Note. Beneficial ownership is determined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. None of the selling shareholders who were parties to the November Private Placement is a broker-dealer or an affiliate of a broker-dealer. One of the selling stockholders, European American Equities, Inc.  (“European”) is a broker-dealer. European  was the placement agent in connection with the November Private Placement and received the shares sought to be registered under this Registration Statement as payment for certain of placement agent fees. European  has represented to us that at the time it received its warrant, whose underlying shares are sought to be registered hereunder, it did not have any agreement or understanding with any person to distribute any of such shares. For each selling shareholder, the table below assumes the sale by that selling shareholder of all of its shares of common stock available for resale under this prospectus.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering (1)	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus(1)(2)	Number of Shares of Common Stock of Owned After Offering(1)(2)

Iroquois Master Fund Ltd. (3)	4,700,000	4,700,000	-

European American Equities, Inc.	83,333	83,333	-

(1)
Includes shares of common stock issuable upon conversion of principal payments on the Note and shares of common stock issuable upon exercise of the Warrants. The Note and Warrants contain conversion and exercise limitations providing that the holder may not convert or exercise (as the case may be) - and that Nacel shall not effect any conversion of the Note or otherwise convert any  principal installment payment under a Note into shares of common stock - to the extent (but only to the extent) that, if after giving effect to such conversion or exercise (as the case may be), the holder or any of its affiliates would beneficially own in excess of 4.9% (the “Maximum Percentage”) of the outstanding shares of common stock immediately after giving effect to such conversion or exercise (as the case may be). To the extent the above limitation applies, the determination of whether the Note or Warrant shall be convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned by the holder) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to Nacel for conversion, exercise or exchange (as the case may be).

Accordingly, the number of shares of common stock set forth in the table as being registered for a selling shareholder may exceed the number of shares of common stock that the selling shareholder could own beneficially at any given time through its ownership of the Note and Warrants. Additionally, for purposes of calculating the “Shares Owned After Sale of Registered Shares,” the registered shares are being treated as though they were all sold on the same day, and therefore because of the foregoing conversion and exercise limitations, the number of shares reflected as being owned after the sale of the registered shares may be less than the shares underlying other remaining Notes and Warrants, if any, held by the selling shareholder (including any Notes and Warrants issued in our the March Private Placement). The number of shares offered by the Selling Shareholders in the table above reflects 100% of the shares issuable upon conversion of the Note and upon the exercise of the Warrants; we are registering 120% of shares issuable upon conversion of the Note, which is a good faith estimate of the maximum number of shares of common stock that may be issuable pursuant to the Note

(2)
Assumes that the shareholders dispose of all the shares of common stock covered by this prospectus and do not acquire or dispose of any additional shares of common stock. The selling shareholders are not representing, however, that any of the shares covered by this prospectus will be offered for sale, and the selling shareholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. On November 24, 2009, we entered into a Registration Rights Agreement with Iroquois Master Fund, Ltd.  See the section of this prospectus entitled “DESCRIPTION OF PRIVATE PLACEMENT AND CONVERTIBLE NOTE.” Under the Registration Rights Agreement, we are required to file a resale registration statement for the shares underlying the Note and Warrants to enable the resale of such shares by the selling shareholders on a delayed or continuous basis under Rule 415 of the Securities Act. Pursuant to the terms of the Note, we also may make installment and interest payments with shares of our common stock.

(3)
Joshua Silverman, indirectly through respective investment management companies, has voting control and investment discretion over securities held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Master Fund Ltd. Shares of common stock beneficially owned prior to the offering includes all shares of common stock issuable upon conversion of the Note and shares of common stock issuable upon exercise of the Warrants without regard to the blocker provisions as described in footnote 1 and exercise limitations on certain Warrants.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the Note and exercise of the Warrants to permit the resale of these shares of common stock by the holders of the Note and Warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.  We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales made after the date the Registration Statement is declared effective by the SEC;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of common stock by other means not described in this prospectus. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the notes, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $40,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Allen & Vellone, P.C., 1600 Stout Street, Suite 1100, Denver, Colorado 80202 will pass upon the validity of the Common Stock being offered hereby.

EXPERTS

The financial statements for the Company for the fiscal years ended 2009 and 2008 have been audited by Malone & Bailey, P.C., an independent registered public accounting firm, to the extent and for the periods set forth in their respective reports appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and our company, please review the registration statement, including exhibits, schedules and reports filed as a part thereof. Statements in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

We are also subject to the informational requirements of the Exchange Act which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities of the SEC at 100 F Street N.E , Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov ..

Nacel Energy Corporation
(A Development Stage Company)
Consolidated Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

PAGE

UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2009 AND MARCH 31, 2009	F-1

UNAUDITED CONSOLIDATED STATEMENTS OF EXPENSES FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009 AND SEPTEMBER 30, 2008 AND THE PERIOD FROM FEBRUARY 7, 2006 (INCEPTION) TRHOUGH SEPTEMBER 30, 2009	F-2

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009 AND SEPTEMBER 30, 2008 AND THE PERIOD FROM FEBRUARY 7, 2006 (INCEPTION) TRHOUGH SEPTEMBER 30, 2009	F-3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-4

MARCH 31, 2009

INDEX	PAGE

Report of Independent Registered Public Accounting Firm	F-7

Consolidated Balance Sheets as of March 31, 2009 and March 31, 2008	F-8

Consolidated Statements of Expenses for the years ended March 31, 2009 and March 31, 2008 and for the period from February 7, 2006 (Inception) through March 31, 2009	F-9

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the period from February 7, 2006 (Inception) through March 31, 2009	F-10

Consolidated Statements of Cash Flows for the years ended March 31, 2009 and March 31, 2008 and for the period from February 7, 2006 (Inception) through March 31, 2009.	F-11

Notes to the Consolidated Financial Statements	F-12

Nacel Energy Corporation
(A Development Stage Company)
Consolidated Balance Sheets
(Unaudited)

	September 30,	March 31,
	2009	2009
ASSETS
Current Assets
Cash	$225,949	$564,677
Property, plant and equipment, net of accumulated depreciation of $8,818 and $1,682, respectively	181,969	166,495
TOTAL ASSETS	$407,918	$731,172

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$75,439	$7,537
Accrued interest	14,367	3,894
Demand note payable	250,000	-
Shareholder line of credit	442,143
Total current liabilities	781,949	11,431
Shareholder line of credit	-	250,000
Total liabilities	781,949	261,431
Stockholders' equity (deficit)
Common stock of $.001 par value. Authorized 50,000,000 issued 22,111,000 at September 30, and 21,786,000 at March 31, 2009	22,111	21,786
Additional paid-in capital	3,945,861	3,636,886
Deficit accumulated during the development stage	(4,342,003)	(3,188,931)
Total stockholders' equity (deficit)	(374,031)	469,741
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$407,918	$731,172

See accompanying notes to consolidated financial statements

Nacel Energy Corporation
(A Development Stage Company)
Consolidated Statements of Expenses
(Unaudited)
Six months ended September 30, 2009 and 2008 and the period
from February 7, 2006 (Inception) through September 30, 2009

					Inception
	Three Months Ended		Six Months Ended		through
	September 30,		September 30,		September 30,
	2009	2008	2009	2008	2009

General and administrative expenses	$287,316	$143,056	$489,770	$1,447,729	$2,482,612

Wind projects donated by related party	-	-	-	-	490,000

Wind project development costs	357,739	72,021	645,400	118,950	1,332,168

Net loss from operations	(645,055)	(215,077)	(1,135,170)	(1,566,679)	(4,304,780)

Other income (expenses)

Interest expense	(14,367)	(2,743)	(17,902)	(5,373)	(41,490)

Interest income	-	3,671		3,671	3,848

Other income	-	-		279	419

Total other expense	(14,367)	928	(17,902)	(1,423)	(37,223)

Net Loss	$(659,422)	$(214,149)	$(1,153,072)	$(1,568,102)	$(4,342,003)

Basic and diluted net loss per share	$(0.03)	$(0.01)	$(0.05)	$(0.07)	N/A

Basic and diluted weighted average common shares outstanding	21,877,087	21,666,000	21,850,645	21,577,366	N/A

See accompanying notes to consolidated financial statements

Nacel Energy Corporation
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Unaudited)
Six months ended September 30, 2009 and 2008 and the period
from February 7, 2006 (Inception) through September 30, 2009

			Inception
	Six Months Ended September 30,		through September 30,
	2009	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,153,072)	$(1,568,102)	$(4,342,003)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	7,136	-	8,818
Stock for services	144,300	62,240	302,490
Wind projects donated by related party	-	-	490,000
Imputed interest	-	2,630	15,725
Stock issued for executive compensation	-	1,007,500	1,007,500
Changes in:
Prepaid and other current assets	-	(18,723)	-
Accounts payable	67,902	(78,660)	75,439
Accrued interest	10,473	2,743	14,367
Net Cash Used in Operating Activities	(923,261)	(590,372)	(2,427,664)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(22,610)	(42,564)	(190,787)
Net Cash Used in Investing Activities	(22,610)	(42,564)	(190,787)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from shareholder line of credit	192,143	961	439,400
Borrowings on debt	250,000	-	250,000
Proceeds from sale of common stock	165,000	-	955,000
Proceeds from exercise of warrant	-	690,373	1,200,000
Net cash Provided by Financing Activities	607,143	691,334	2,844,400
NET INCREASE IN CASH	(338,728)	58,398	225,949
CASH AT BEGINNING OF PERIOD	564,677	380,567	-
CASH AT END OF PERIOD	$225,949	$438,965	$225,949

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
CASH PAID FOR:
Interest	$7,429	$-	$11,398
Income taxes	$-	$-	$-

See accompanying notes to consolidated financial statements

NACEL ENERGY CORPORATION
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

The unaudited interim financial statements included herein have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission. The consolidated financial statements include the accounts of Nacel Energy and its wholly-owned subsidiary, 0758817 BC Ltd. Significant inter-company accounts and transactions have been eliminated.
We suggest that these interim financial statements be read in conjunction with the audited financial statements and notes thereto included in our Form 10-K for the year ended March 31, 2009, as filed with the SEC. We believe that all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein and that the disclosures made are adequate to make the information not misleading.  The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.  Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year as reported in Form 10-K have been omitted.

Reclassifications.

Certain prior year amounts have been reclassified to conform with the current year presentation.

New Accounting Pronouncements.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an update of Accounting Standards Codification 105, “Generally Accepted Accounting Principles” (“ASC 105”) which establishes the FASB Accounting Standards Codification TM (the “ASC”).  The ASC is the sole source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities.  The ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the ASC is no longer authoritative. While the ASC does not change GAAP, it introduces a new structure that reorganizes the GAAP pronouncements into accounting topics. All content of the ASC carries the same level of authority.  The ASC is effective for our financial statements as of September 30, 2009.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events,” (now ASC 855) which modifies the definition of subsequent events and requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. These requirements became effective for us on June 15, 2009. We evaluated subsequent events through December 31, 2009, which represents the date our financial statements were issued.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Nacel Energy has incurred material recurring losses from operations.  Since inception, Nacel Energy has incurred losses of approximately $4.34 million. For the three months ended September 30, 2009, Nacel Energy sustained a loss of $659,422. In addition, Nacel Energy is experiencing a continuing operating cash flow deficiency. These factors, among others, raise substantial doubt about Nacel Energy’s ability to continue as a going concern for a reasonable period of time.

Nacel Energy is pursuing, and will  continue to pursue, additional equity financing and/or debt financing while managing cash flow in an effort to provide funds and cash flow to meet its obligations on a timely basis and to support wind project development activities.

The consolidated financial statements do not contain any adjustments to reflect the possible future effects on the classification of assets or the amounts and classification of liability that may result should Nacel Energy be unable to continue as a going concern.

NOTE 3 – DEMAND NOTE PAYABLE

In July 2009, Nacel executed a new loan with a lender in the amount of $250,000, which provides for simple interest of 10% to be paid upon the outstanding balance.  The note is due on demand and is unsecured.

For the three months ended September 30, 2009, interest of $6,301 was accrued.

NOTE 4 - LINE OF CREDIT

At inception, Nacel Energy entered into an agreement with Mr. Fleming with respect to an unsecured, no-interest $250,000 line of credit repayable at an unspecified future date.

Effective July 1, 2008, Nacel Energy agreed to new terms for the line of credit, which provided for simple interest to be added to the outstanding balance of the line of credit, once each quarter, based upon the current 3 month LIBOR plus 500 basis points.  Prior to that date, interest on the line of credit was imputed to paid-in capital based on the market rate of interest for the period.

On June 30, 2009, Mr. Fleming loaned an additional $150,000 on the line of credit.  On July 1, 2009, we ratified the terms for the line of credit to allow an increase in the balance to $400,000, which provides for simple interest of 8% per annum on the outstanding balance with interest payments beginning October 1, 2009.  The line of credit is due July 1, 2010.

On September 29, 2009, we ratified the terms for the line of credit to allow an additional increase in the balance to $442,143.  The terms and payment arrangements remain the same as agreed upon on June 30, 2009.

For the three months ended September 30, 2009, interest of $8,066 was accrued.  For the three months ended September 30, 2008, interest of $2,743 was accrued.

As of September 30, 2009, the $442,143 line of credit extended by the director was fully drawn upon, and no further amounts are available for borrowing unless the agreement is re-negotiated, of which there is no certainty.

NOTE 5 - EQUITY TRANSACTIONS

During the six months ended September 30, 2009, the Company issued 105,000 shares of restricted common stock to Renergix Wind LLC, our project development consultants, for services related to the achievement of a wind project development milestone as specified in our joint development agreement.  We expensed $144,300 during the period related to this stock issuance.

On September 24, 2009, the Company sold 220,000 shares of common stock to a third party.  These shares were sold under the terms of a non-brokered private placement agreement in exchange for proceeds of $165,000.

NOTE 6 – SUBSEQUENT EVENTS

On November 23, 2009, Nacel entered into a definitive Securities Purchase Agreement for the issuance of a Senior Secured Convertible Note (the “Note”) and Warrants in a private placement with a single institutional investor.  Proceeds from the Note were $750,000 with repayment amount of $900,000. The private placement closed on November 24, 2009.

In connection with this private placement, we also issued Class A Warrants to our placement agent to purchase up to an aggregate of 83,333 shares of our common stock.

The Note is payable over nine monthly installments and matures on December 1, 2010.  The repayment amount of $900,000 does not accrue interest unless an event of default occurs, in which case the interest rate shall be 18% per annum.

Nacel may pay each monthly installment on the Note in cash or, at its option, subject to the satisfaction of customary equity conditions, in shares of common stock.  The Note is convertible into shares of Nacel’s common stock at an initial conversion price of $0.90 per share.  The conversion price can be adjusted as a result of an equity issuance at a lower price than the conversion price.  The embedded conversion option is not indexed to Nacel’s equity and therefore is a liability under FASB ASC 815.

The Warrants issued in the private placement consist of the following:

a.           Series A Warrants, which are exercisable for a period of 5 years into an aggregate of 125% of the number of shares of our common stock initially issuable upon conversion of the Note, with the Series A Warrant being exercisable into 1,250,000 shares immediately upon issuance.

b.           Series B Warrants, which are exercisable beginning November 24, 2009 into 100% of the shares of our common stock initially issuable upon conversion of the Notes (initially 1,000,000 shares) and remaining exercisable for a period equal to the earlier of (a) 12 months after a registration statement covering the shares of our common stock issuable upon conversion or exercise (as the case may be) of the Note and Warrants is declared effective by the SEC, or (b) November 24, 2011; and

c.           Series C Warrants, which are exercisable for a period of 5 years beginning November24, 2009, but only to the extent that the Series B Warrant are exercised and only in the same percentage that the Series B Warrants are exercised, up to a maximum percentage of 125% of the number of shares of our common stock initially issuable upon conversion of the Note (initially a maximum of 1,000,000 shares).

The exercise price can be adjusted as a result of an equity issuance at a lower price than the exercise price.  The warrants are not indexed to Nacel’s equity and therefore are a liability under FASB ASC 815.

In connection with the November Private Placement, we entered into a Registration Rights Agreement with the Investors under which we are required, on or before December 31, 2009, to file a registration statement with the SEC covering the resale of the shares of our common stock issuable pursuant to the Note and Warrants, including as payment of principal on the Note, and to use our best efforts to have the registration statement declared effective at the earliest date, but in no event later than 90 days after filing if there is no SEC review of the registration statement, or 120 days if there is an SEC review. We will be subject to certain monetary penalties, as set forth in the Registration Rights Agreement, if the registration statement is not filed or does not become effective on a timely basis.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Nacel Energy Corporation
(a development stage company)
Denver, Colorado

We have audited the accompanying consolidated balance sheets of Nacel Energy Corporation (“Nacel Energy”) as of March 31, 2009 and 2008 and the related consolidated statements of expenses, stockholders’ equity (deficit), and cash flows for the years ended March 31, 2009 and 2008 and for the period from February 7, 2006 (inception) through March 31, 2009. These financial statements are the responsibility of Nacel Energy. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. Nacel Energy is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Nacel Energy’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nacel Energy as of March 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for the years ended March 31, 2009 and 2008 and for the period from February 7, 2006 (inception) through March 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Nacel Energy will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, Nacel Energy has suffered recurring losses from operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MALONE & BAILEY, PC
www.malone-bailey.com
Houston, Texas

June 25, 2009

Nacel Energy Corporation
(A Development Stage Company)
Consolidated Balance Sheets

	March 31,
	2009	2008
ASSETS
Current Assets
Cash	$564,677	$380,567
Other current assets	-	1,277
Total current assets	564,677	381,844
Property, plant and equipment, net of accumulated depreciation of $1,682 and $0	166,495	30,018
TOTAL ASSETS	$731,172	$411,862
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$7,537	$78,660
Accrued interest	3,894	-
Total current liabilities	11,431	78,660
Shareholder line of credit	250,000	138,075
Total liabilities	261,431	216,735

Stockholders’ Equity
Common stock, $.001 par value, 50,000,000 shares authorized, 21,786,000 and 21,400,000 shares issued and outstanding	21,786	21,400
Additional paid in capital	3,636,886	1,719,502
Subscription receivable	-	(690,373)
Deficit accumulated during the development stage	(3,188,931)	(855,402)
Total Stockholders’ Equity	469,741	195,127
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$731,172	$411,862

See accompanying summary of accounting policies and notes to consolidated financial statements

Nacel Energy Corporation
(A Development Stage Company)
Consolidated Statements of Expenses
Years Ended March 31, 2009 and 2008 and For The Period
From February 7, 2006 (Inception) Through March 31, 2009

	2009	2008	February 7, 2006 (Inception) Through March 31, 2009

General and Administrative Expenses	$1,637,475	$328,140	$1,992,842
Wind Projects Donated by Related Party	-	490,000	490,000
Wind Project Development Costs	686,768	-	686,768
Net Loss from Operations	(2,324,243)	(818,140)	(3,169,610)

Other Income (Expenses)
Interest Expense	(13,236)	(9,327)	(23,588)
Interest Income	3,671	178	3,848
Other Income	279	108	419
Total Other Expense	(9,286)	(9,041)	(19,321)
Net Loss	$(2,333,529)	$(827,181)	$(3,188,931)

Basic and diluted net loss per share	$(0.11)	$(0.05)	N/A

Basic and diluted weighted average common shares outstanding	21,626,351	16,241,530	N/A

See accompanying summary of accounting policies and notes to consolidated financial statements

Nacel Energy Corporation
(A Development Stage Company)
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
For The Period From February 7, 2006 (Inception) Through March 31, 2009

	Common Stock		Additional Paid in	Accumulated	Subscription	Other Comprehensive	Total Stockholders' Equity
	Shares	Par	Capital	Deficit	Receivable	Income (Loss)	(Deficit)
Balance at February 7, 2006 (Inception)	-	$-	$-	$-	$-	$-	$-
Founders shares issued for reimbursement of expenses	11,000,000	11,000	(10,450)	-	-	-	550
Net Loss				(792)	-		(792)

Balance, March 31, 2006	11,000,000	11,000	(10,450)	(792)	-	-	(242)
Imputed Interest	-	-	1,025	-	-	-	1,025
Unrealized loss on marketable securities	-	-	-	-	-	(227)	(227)
Net Loss				(27,429)	-		(27,429)

Balance, March 31, 2007	11,000,000	11,000	(9,425)	(28,221)	-	(227)	(26,873)
Shares issued for cash	8,000,000	8,000	32,000	-	-	-	40,000
Shares issued for exercise of warrant	2,400,000	2,400	1,197,600	-	(690,373)	-	509,627
Wind projects donated by related party	-	-	490,000	-	-	-	490,000
Imputed Interest	-	-	9,327	-	-	-	9,327
Unrealized gain on marketable securities	-	-	-	-	-	227	227
Net Loss	-	-	-	(827,181)	-	-	(827,181)

Balance, March 31, 2008	21,400,000	21,400	1,719,502	(855,402)	(690,373)	-	195,127
Shares issued for cash	1,000,000	1,000	749,000	-	-	-	750,000
Shares issued for executive compensation	250,000	250	1,007,250	-	-	-	1,007,500
Shares issued for outside services	136,000	136	157,504	-	-	-	157,640
Imputed interest	-	-	2,630	-	-	-	2,630
Shares cancelled	(1,000,000)	(1,000)	1,000	-	-	-	-
Collection of subscription receivable	-	-	-	-	690,373	-	690,373
Net Loss	-	-	-	(2,333,529)	-	-	(2,333,529)

Balance, March 31, 2009	21,786,000	$21,786	$3,636,886	$(3,188,931)	$-	$-	$469,741

See accompanying summary of accounting policies and notes to consolidated financial statements

Nacel Energy Corporation
(A Development Stage Corporation)
Consolidated Statements of Cash Flows
Years Ended March 31, 2009 and 2008 and For The Period
From February 7, 2006 (Inception) Through March 31, 2009

	2009	2008	February 7, 2006 through March 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(2,333,529)	$(827,181)	$(3,188,931)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	1,682	-	1,682
Stock for services	157,640	-	158,190
Wind projects donated by related party	-	490,000	490,000
Imputed interest	2,630	9,327	15,725
Stock issued for executive compensation	1,007,500	-	1,007,500
Changes in:
Prepaid and other current assets	1,277	4,268	-
Accounts payable	(71,123)	78,660	7,537
Accrued interest	6,637	-	3,894
Cash flows used in operating activities	(1,227,286)	(244,926)	(1,504,403)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(138,159)	(30,018)	(168,177)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit	109,182	85,626	247,257
Proceeds from sale of common stock	750,000	40,000	790,000
Proceeds from exercise of warrant	690,373	509,627	1,200,000
Cash flows provided by financing activities	1,549,555	635,253	2,237,257

Net increase in cash	184,110	360,309	564,677
Cash, beginning of period	380,567	20,258	-
Cash, end of period	$564,677	$380,567	$564,677

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$3,969	$-	$3,969
Income taxes paid	-	-	-

See accompanying summary of accounting policies and notes to consolidated financial statements

 NACEL ENERGY CORPORATION
 (A Development Stage Company)
Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of organization & business.

i) Organization

We were incorporated in the State of Wyoming on February 7, 2006. On March 13th, 2006 we applied and subsequently received the approval of the Wyoming Secretary of State on March 31, 2006, to amend Article 5 of our Articles of Incorporation to authorize the issuance of an unlimited number of common and preferred shares without further application to the State as provided for under Wyoming law. As of March 31, 2009, our Board of Directors has authorized a total of 50 million common shares, of which 21,786,000 are issued and outstanding, and no preferred shares. We changed our name to Nacel Energy Corporation (“Nacel Energy”) from Zephyr Energy Corporation on April 3, 2007.

ii) Business

We intend to become a wind power generation and wind project development, company. We intend to identify and evaluate the economic feasibility and resource potential of wind development properties, domestically and internationally, for the purposes of developing utility scale wind turbine projects. We may participate in these projects with development partners and receive revenue from the sale of electric energy through our working interests in the partnerships or through the sale of our interests in the development projects.

Since our inception, we have been engaged in business planning activities, including researching wind energy technologies, developing our economic models and financial forecasts, performing due-diligence regarding potential development partners, investigating wind electric energy properties and project opportunities, and raising capital. We are a development stage company and have commenced entering into agreements and various operations in furtherance of our wind power generation business.

Basis of Presentation.

The consolidated financial statements include the accounts of Nacel Energy and its wholly-owned subsidiary, 0758817 BC Ltd. Significant inter-company accounts and transactions have been eliminated.

 Use of Estimates.

In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the statement of expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents.

For purposes of the statement of cash flows, Nacel Energy considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment is recorded at cost and depreciated on the straight-line method over the estimated useful lives.  Expenditures for normal repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in operations.

Wind Project Development Costs

Wind project development costs are charged to expense as incurred.  These  costs consist of such costs as contracted operations   and maintenance fees, turbine and related equipment warranty fees, land rent, insurance, professional fees, operating personnel and permit compliance.

Leases

The Company has entered into several Wind Project Agreements granting the right to install equipment and restricting use of the property by the landowner.  Fees paid in conjunction with these agreements are expensed as incurred.

Income taxes.

Nacel Energy recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. Nacel Energy provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Nacel Energy has adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income taxes (FIN 48).  FIN 48 prescribes a comprehensive model of how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return.  FIN 48 states that a tax benefit from an uncertain position may be recognized if it is "more likely than not" that the position is sustainable, based upon its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information.  As of March 31, 2009, Nacel had not recorded any tax benefits from uncertain tax positions.

Basic and diluted net loss per share.

Basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss adjusted on an "as if converted" basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For fiscal 2009 and 2008, Nacel had no potential dilutive securities.

Stock Compensation.

Nacel Energy follows Financial Accounting Standard No. 123R, “Share-Based Payment” as interpreted by SEC Staff Accounting Bulletin No. 107 for financial accounting and reporting standards for stock-based employee compensation plans. It defines a fair value based method of accounting for an employee stock option or similar equity instrument. There were no compensatory options or warrant granted from inception through March 31, 2009.

Nacel Energy accounts for share based payments to non-employees in accordance with EITF 96-18 “Accounting for Equity Instruments Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

Recently issued accounting pronouncements.

Nacel Energy does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Nacel Energy’s results of operations, financial position or cash flow.

Reclassifications.

Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming Nacel Energy’s continuation as a going concern. Since inception, Nacel Energy has incurred losses of approximately $3.2 million. In addition, Nacel Energy is experiencing a continuing operating cash flow deficiency.

Nacel Energy plans to continue to pursue additional equity financing while managing cash flow in an effort to provide funds to support wind project development activities.

The consolidated financial statements do not contain any adjustments should Nacel Energy be unable to continue as a going concern.

NOTE 3 – WIND PROJECTS DONATED BY RELATED PARTY

On January 7, 2008, Murray Fleming, a director, entered into a stock purchase agreement with Darby Investments LLC, a personal holding company of Nacel Energy’s former CEO, Daniel Leach, for the exchange of 1,000,000 shares of Mr. Fleming’s personal holdings of Nacel Energy common stock in return for the organization and delivery of four development stage wind energy projects known as Blue Creek, Channing Flats, Kansas and the Dominican Republic. The transaction also included wind data collected from anemometers at various locations over a period of years in the States of Texas, Kansas, Wyoming, Colorado and New Mexico. The scope of organization and delivery included a survey of regional characteristics including topography, power market, transmission and permitting, the opening of discussions with local power authorities, securing the wind development rights related to the projects, the sourcing of anemometers to be located at the project sites and the sourcing and implementation of software to manage the collection of the data.  On March 13, 2008, Nacel Energy acquired these four wind power generation projects in a non-arms length transaction with Mr. Fleming for $1. In addition, Nacel Energy acquired the wind data. The acquisition of the projects and the wind data is recorded in the consolidated statement of expenses as wind project development costs of $490,000.

NOTE 4 - SHAREHOLDER LINE OF CREDIT

At inception, Nacel Energy entered into an agreement with Mr. Fleming with respect to an unsecured, no-interest $250,000 line of credit repayable at an unspecified future date.

Effective July 1, 2008, Nacel Energy agreed to new terms for the line of credit, which provided for simple interest to be added to the outstanding balance of the line of credit, once each quarter, based upon the current 3 month LIBOR plus 500 basis points.  Prior to that date, interest on the line of credit was imputed to paid-in capital based on the market rate of interest for the period.

For the years ended March 31, 2009 and 2008, interest of $2,630 and $9,327 was imputed to paid-in capital.  For the year ended March 31, 2009, interest of $2,743 was accrued and added to the line of credit balance in the consolidated balance sheet.  In addition, interest of $3,894 was accrued and is included in the consolidated balance sheet as accrued interest.

As of March 31, 2009, the $250,000 line of credit extended by the director was fully drawn upon, and no further amounts are available for borrowing unless the loan agreement is re-negotiated, of which there is no certainty.

April 1, 2010 is the due date for repayment of the shareholder line of credit balance.

NOTE 5 - COMMITMENTS

Nacel Energy’s principal office is located at 600 17th Street, Suite 2800 S, Denver Colorado. The rent is approximately $100 per month in a month to month agreement.

NOTE 6 - INCOME TAXES

Nacel Energy uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

Nacel Energy has incurred net losses since inception and therefore has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $1,507,000 as at March 31, 2009 and will expire in the years 2026 through 2029.

At March 31st, 2009 deferred tax assets consisted of the following:

Deferred tax assets
Net operating losses	$628,000
Less: valuation allowance	(628,000)
Net deferred tax asset	$-

NOTE 7 - EQUITY TRANSACTIONS

At inception, February 7, 2006, Nacel Energy issued 11,000,000 shares of common stock at par value to two founders for reimbursement of expenses paid by the founders.

On April 16, 2007, the Company issued a warrant with an exercise price of $0.50 per share to a third party for which the fair value of the warrant was nominal. On June 7, 2007, the Securities and Exchange Commission declared effective the Company's registration statement on Form SB-2 relating to the offer and sale of 8,000,000 shares of common stock, at a price of $0.005 per share and 2,400,000 shares of common stock underlying a warrant, at an exercise price of $0.50. On September 24, 2007, the Company sold all 8,000,000 common shares to 50 investors for proceeds of $40,000. On October 20, 2007, the Company enacted a 1:20 forward split of its capital stock resulting in total issued and outstanding post-split common shares of 21,400,000. There was no change to the warrant exercise price of $0.50. On November 19, 2007, all 2,400,000 post-split shares underlying the warrant were delivered and the warrant-holder entered into a promissory note of $1,200,000.  Through the period ending March 31, 2008, the Company received $509,627 of the total $1,200,000 proceeds related to the warrant exercise and the balance was recorded as a subscription receivable. On April 10, 2008, the remaining $690,373 was received from the warrant-holder and the subscription receivable was retired.

On December 01, 2007, the Company reduced total authorized post-split capital stock from 100,000,000 to 50,000,000 common shares. The director’s determined the reduced capital stock was sufficient to accommodate future capital requirements.

On May 16, 2008, we issued 16,000 shares of common stock under our S-8 plan for Director’s fees. The share awards were non-cancellable and vested immediately.  These shares were recorded at their fair value of $62,240.

In November and December of 2008, we issued 120,000 restricted shares of common stock to Renergix Wind LLC, our project development consultants, for services related to the achievement of wind project development milestones as specified in our joint development agreement.

The share awards were non-cancellable and vested immediately.  These shares were recorded at their fair value of $95,400.

On August 27, 2008, the Company issued 250,000 shares of restricted common stock to our former President and CEO, Mr. Daniel Leach, as compensation. The share award was non-cancellable and vested immediately.  These shares were recorded at their fair value of $1,007,500.

On December 23, 2008, the Company sold 1,000,000 shares of common stock to a third party. These shares were sold under the terms of a non-brokered private placement agreement in exchange for proceeds of $750,000.  On December 31, 2008, Company CEO, Mr. Brian Lavery, returned 1,000,000 of his founders’ shares for cancellation simultaneously with the issuance of the 1,000,000 share of common stock. The cancellation of Mr. Lavery’s shares was done to prevent diluting the Company’s common stock and shareholders. The shares were returned to the Company and cancelled at par value of $.001 per share.

Equity Compensation Plan Information

Effective April 1, 2008, Nacel Energy adopted a STOCK AWARD PLAN with the following provisions:

•
The Stock Award Plan (the 'Plan') is for selected employees, consultants and advisors to the Company and is intended to advance the best interests of the Company by providing stock-based compensation to employees and consultants of the Company.

•	The Plan shall be administered by the board of directors of the Company

•	The total number of shares of common stock available under the Plan shall not exceed in the aggregate 100,000, subject to increase at the discretion of the board of directors.

•
The individuals who shall be eligible to participate in the Plan shall be any employee, consultant, advisor or other person providing services to the Company, provided the services are not related to any prohibited activity (hereinafter such persons may sometimes be referred to as the 'Eligible Individuals'). Prohibited Activity shall include the following:

o
Any services in connection with the offer or sale of securities in a capital-raising transaction, any services that directly or indirectly promote or maintain a market for the Company’s securities, and any services in connection with a shell merger.

•	During the 12 months ended March 31, 2009 the following shares were issued under the Plan.

o	12,000 to Dr. Nedal Deeb

o	2,000 to Michael Williams, Esq.

o	1,000 to Roger Hoad

o	1,000 to Ben Lowther

•	The Company’s Stock Award Plan was terminated on March 31, 2009.

NOTE 8 – CONCENTRATIONS OF RISK

•
Cash and cash equivalents deposited with financial institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”). Nacel Energy held cash in excess of FDIC insurance coverage at a financial institution as of March 31, 2009 and 2008 in the amount of $314,677 and $130,567, respectively.

NOTE 9 – SUBSEQUENT EVENTS

On May 23 2009, Nacel issued 15,000 restricted shares of common stock to Renergix Wind LLC, our project development consultants, for services related to the achievement of wind project development milestones as specified in our joint development agreement.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.  Expenses of Issuance and Distribution.

The fees and expenses payable by us in connection with this Registration Statement are estimated as follows:

SEC Registration Fee	$380
Accounting Fees and Expenses	$7,500
Legal Fees and Expenses	$30,000
Printing Expenses	$1,000
Miscellaneous Fees and Expenses	$1,120
Total	$40,000

Item 14.  Indemnification of Officers and Directors.

Nacel Energy has not adopted provisions in its articles of incorporation that limit the liability of its directors to the full extent permitted under the Wyoming General Business Act.

Our By-laws provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by Wyoming law. This provision does not, however, relieve liability for breach of a director's duty of loyalty to Nacel Energy or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived an improper personal benefit or liability for the payment of a dividend in violation of Wyoming law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve Nacel Energy or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or rescission

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

Item 15.  Recent Sales of Unregistered Securities.

During the last three years, the registrant has issued unregistered securities to the persons, as described below. None of these transactions involved any underwriters, underwriting discount or commissions, or any public offering or general solicitation. The registrant believes that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of Sections 4(2) thereof, and/or Regulation D promulgated thereunder, or Section 4(6) thereof.

At inception, February 7, 2006, registrant issued 11,000,000 post-split shares of common stock to two founders for reimbursement of expenses paid by the founders.

On April 16, 2007, registrant issued a warrant with an exercise price of $0.50 per share to a third party for which the fair value of the warrant was nominal. On June 7, 2007, the Securities and Exchange Commission declared effective the Company's registration statement on Form SB-2 relating to the offer and sale of 8,000,000 post-split shares of common stock, at a price of $0.005 per share, and 2,400,000 shares of common stock underlying a warrant, at an exercise price of $0.50. On September 24, 2007, registrant sold all 8,000,000 common shares to 50 investors for proceeds of $40,000. On October 20, 2007, the registrant enacted a 1:20 forward split of its capital stock resulting in total issued and outstanding post-split common shares of 21,400,000. There was no change to the warrant exercise price of $0.50. On November 19, 2007, all 2,400,000 post-split shares underlying the warrant were delivered and the warrant-holder executed and delivered to registrant a promissory note in the original principal amount of $1,200,000.  Through the period ending March 31, 2008, the registrant received $509,627 of the total $1,200,000 proceeds related to the warrant exercise and the balance was recorded as a subscription receivable. On April 10, 2008, the remaining $690,373 was received from the warrant-holder and the subscription receivable was satisfied.

On August 27, 2008, the registrant issued 250,000 shares of restricted common stock to our former President and CEO, Mr. Daniel Leach, as compensation. The share award was non-cancellable and vested immediately.  These shares were recorded at their fair value of $1,007,500.

On or about December 23, 2008, pursuant to the terms of a Private Placement Agreement, we received $750,000 from the sale, at $0.75 per share, of 1,000,000 shares of our common stock, which monies were received from Gravhaven Limited, an “accredited investor” located in the Cayman Islands. The number of our issued and outstanding shares did not effectively increase with this sale due to the related cancellation of 1,000,000 shares of common stock owned by Brain Lavery, who was at that time the President, Principal Executive Officer and director of the Company.

Under the terms of a Joint Development Agreement entered into between the registrant and Renergix Wind LLC (“Renergix”), having an effective date of January 1, 2009, the two principal officers of Renergix are entitled to share-based compensation in the aggregate amount of up to 120,000 shares of restricted common stock for each existing Qualified Project. Such shares are issued in installment of generally 15,000 shares upon specified milestones being achieved. Based on specified milestones which have been achieved, an aggregate of 225,000 shares have been issued pursuant to the terms of the Joint Development Agreement as follows:

•
In November and December of 2008, we issued 60,000 restricted shares of common stock to each of the two principals of Renergix Wind LLC for services related to the achievement of wind project development milestones.  These shares were recorded at their fair value of $95,400;

•
During the period from March 31, 2009 through September 30, 2009,  we issued 52,500 restricted sharers of common stock to each of the two principals of Renergix Wind LLC for services related to the achievement of wind project development milestones. These shares were recorded at their value of $144,300.

On September 24, 2009, we sold 220,000 shares of common stock to a third party in a non-brokered private placement agreement in exchange for proceeds of $165,000. The third party was an “accredited investor” as defined in Rule 501(a) of Regulation D.

On November 24, 2009, we issued a Senior Secured Convertible Note in the original principal amount of $900,000 and common stock warrants to purchase up to an aggregate of 3,500,000 shares of common stock for an aggregate purchase price of $750,000. This transaction was a private placement to a single institutional investor which is an “accredited investor.” In connection with this private placement, we also issued Class A Warrants to our placement agent to purchase up to an aggregate of 83,333 shares of our common stock.

Item 16.  Exhibits.

The following exhibits are included as part of this Form S-1:

Exhibit No.                      Description of Exhibit

EXHIBIT NO.	DESCRIPTION
3(i).1	Articles of Incorporation (1).
3(i).2	Amended Articles of Incorporation (1).
3(ii).1	Bylaws (1).
4.1	Senior Secured Convertible Note dated November 24, 2009 (2).
4.2	Form of Series A Warrant (2)
4.3	Form of Series B Warrant (2)
4.4	Form of Series C Warrant (2)
5.1	Legal Opinion **
10.1	Wind Power Agreement (Oglesby Farm)(3)
10.2	Joint Development Agreement, dated February 1, 2009, between Renergix Wind LLC and NACEL Energy Corporation (4)
10.3	Wind Power Agreements (Swisher Farm and Dalluge) (4)
10.4	Wind Power Agreements (Naylor and Lewis) (4)
10.5	Wind Power Agreement (Leathers) (5)
10.6	Wind Power Agreement (Shields) (5)
10.7	Wind Power Agreement (Owens) (5)
10.8	Wind Power Agreement (Cox) (5)
10.9	Wind Power Agreement and Addendum (White) (5)
10.10	Wind Power Agreement and Addendum (Wade) (5)
10.11	Wind Power Agreement and Addendum (Holland Family Trust) (5)
10.12	Wind Power Agreement (Langley Ranches)(5)
10.13	Securities Purchase Agreement dated November 23, 2009 between NACEL Energy Corporation and the institutional investor (2)
10.14	Registration Rights Agreement dated November 24, 2009 (2)
10.15	Security Agreement dated November 24, 2009(2)
10.16	Guaranty dated November 24, 2009 (2)
21.1	Subsidiaries of Registrant *
23.1	Consent of Expert *

(1)   Previously filed as exhibits to Registrant’s Form SB-2 filed on May 11, 2007 and incorporated herein by reference.

(2)   Previously filed as exhibits to Registrant’s Form 8-K filed on November 24, 2009 and incorporated herein by reference.

(3)   Previously filed as exhibit to Registrant’s Form 10-Q filed on February 17, 2009 and incorporated herein by reference.

(4)   Previously filed as exhibits to Registrant’s Form 10-K filed on June 26, 2009 and incorporated herein by reference.

(5)   Previously filed as exhibits to Registrant’s Form 10-Q/A filed on December 31, 2009 and incorporated herein by reference.

*     Exhibit filed herein.
**   Exhibit to be subsequently filed.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned Registrant pursuant to the provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Scottsdale, Arizona, on the31st day of December, 2009.

NACEL ENERGY CORPORATION

By:
Paul Turner, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities and on the dates stated:

Date: December 31, 2009
Murray Fleming, Director

Date: December 31, 2009
Brian Lavery, Director

Date: December 31, 2009
Paul Turner, Chief Executive Officer

Date: December 31, 2009
Mark Schaeftlein, Principal Financial Officer